                                                FILED PURSUANT TO RULE 424(b)(3)
                                                              FILE NO. 333-36694

PROSPECTUS

                                1,399,763 Shares

                                FIRSTQUOTE INC.

                                  Common Stock

   This prospectus relates to the offer and sale of our common stock by the selling shareholders identified in this prospectus. The selling shareholders will determine when they will sell their shares, and in all cases, will sell their shares at the current market price or at negotiated prices at the time of the sale. Although we have agreed to pay the expenses related to the registration of the shares being offered, we will not receive any proceeds from the sale of the shares by the selling shareholders.

   Our common stock is currently traded on the OTC Bulletin Board under the symbol "FSQT." On February 8, 2001, the last reported sale price of the common stock on the OTC Bulletin Board was $3.44 per share.

                               ----------------

   Please see "Risk Factors" beginning on page 3 to read about certain factors you should consider before buying shares of our common stock.

                               ----------------

   Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                The date of this prospectus is February 14, 2001

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
Summary...................................................................   1

Risk Factors..............................................................   3

Cautionary Statement Concerning Forward-Looking Information...............   7

Selling Stockholders......................................................   8

Market for Common Equity and Related Stockholder Matters..................   9

Management's Discussion and Analysis or Plan of Operations................  10

Business..................................................................  13

Management............................... ................................  20

Principal Stockholders....................................................  23

Description of Securities.................................................  25

Legal Matters.............................................................  27

Experts...................................................................  27

Available Information.....................................................  28

Index to Financial Statements.............................................  29

                               ----------------

                                    SUMMARY

   You should read this summary in conjunction with the more detailed information and financial statements appearing elsewhere in this prospectus.

                                  Our Company

   We are engaged in the business of developing and marketing a range of internet-based financial information and transactional services to the European investment community. We provide real-time and delayed market data, news and other financial information over the internet. We also provide to financial institutions a turnkey solution for their provision of electronic brokerage services to their customers. Our financial information services are offered by us directly on a subscription basis. We also provide to financial institutions, such as banks and brokerage firms, financial media and publishing organizations and internet service providers, the ability to offer our financial information services to their clients on a co-branded basis. We also derive revenue from the provision of underlying internet access and network connectivity services to our corporate and institutional clients.

   Our services are available via our own wide-area internet network backbone by dial-up or dedicated access, as well as from any other internet point of access world-wide.

   Our executive offices are located at 12, Av. des Morgines, 1213 Petit-Lancy 1, Geneva, Switzerland. Our telephone number is +4122-879-0879.

                                  The Offering

   This offering relates to the offer and sale of our common stock by the selling shareholders identified in this prospectus. We will not receive any proceeds from the sale of the shares by the selling shareholders.

                         Summary Financial Information

   The summary financial information set forth below has been derived from our financial statements. You should read this information in conjunction with our financial statements, included elsewhere in this memorandum.

                            Year Ended    Year Ended      Nine Months Ended
                           December 31,  December 31,       September 30,
                           ------------- ------------  ------------------------
                               1999          1998         2000         1999
                               ----          ----         ----         ----
                                                       (Unaudited)  (Unaudited)
Operations Data:
Net revenue..............   $ 1,778,459  $   534,715   $4,262,503   $1,210,065
Net loss.................    (6,840,368)  (3,421,229)  (7,793,977)  (4,642,815)

                           September 30,
                               2000
                           -------------
                            (Unaudited)
Balance Sheet Data:
Working capital deficit..   $  (173,030)
Total assets.............     9,569,267
Total liabilities........     5,089,056
Stockholders' equity.....     4,480,211

                                  RISK FACTORS

   You should carefully consider the following risk factors before investing in our common stock. Our business and results of operations could be seriously harmed by any of the following risks. The trading price of our common stock could decline due to any of these risks, and you may lose part or all of your investment.

We have a history of losses and will experience future losses

   We have incurred net losses of approximately $6.8 million for fiscal year 1999 and approximately $3.4 million for fiscal year 1998. As of September 30, 2000, we had an accumulated deficit of approximately $21.4 million. We have not achieved profitability and we expect to continue to experience net losses in the future. We anticipate continuing to incur significant sales and marketing, product development and general and administrative expenses and, as a result, we will need to generate significantly higher revenues to achieve and sustain profitability on an annual basis. Although our revenues have grown in recent quarters, we cannot be certain that we will continue to achieve revenue growth or realize sufficient revenues to achieve profitability.

We will require additional financing in order to meet our future capital needs

   We require substantial working capital to fund our business. As of September 30, 2000, we had a working capital deficit of approximately $173,030. We believe that our existing capital resources will be sufficient to meet our capital requirements for through the end of the current fiscal year ending December 31, 2000. However, we will require, at least $8,000,000 of additional capital over the next 12 months in order to fund our planned operating and capital expenditures through December 2001. If our capital requirements vary materially from those currently planned, we may require additional financing sooner than anticipated. Additional financing may not be available when needed on terms favorable to us or at all. If adequate funds are not available or are not available on acceptable terms, we may be unable to develop or enhance our services, take advantage of future opportunities or respond to competitive pressures, which could materially adversely affect our business, financial condition or results of operations.

We compete with several larger and more established businesses that offer substantially the same services and products that we do.

   We face intense competition on a number of fronts. In the area of internet-based market data and financial information services, we face direct competition from a number of well-established companies that provide electronic and online financial data and information, including Reuters, Bloomberg, Bridge, GlobalNet Financial and Atos, among others. As a provider of hardware and software solutions which enable banks and brokerage houses to operate online brokerage services, we compete to an extent with established online brokerage firms such as E*Trade, Charles Schwab and DLJ Direct and, in the European context, Consors and e-Cortal, who develop proprietary market data and internet brokerage systems. Many of our competitors have greater name recognition, financial, technical or marketing resources, and more extensive customer bases than we do. Our competitors can leverage these advantages to gain market share to our detriment and we may not be able to compete effectively with them.

Because our principal source of revenue is the sale of services to parties who engage in securities brokerage and trading activities, a downturn in U.S. or international securities markets could adversely affect the demand for our services and our business

   Substantially all of our revenues to date have been from subscriptions to our financial information and electronic brokerage services. We expect these services to continue to account for substantially all of our revenues for the foreseeable future. As a result, we are directly affected by U.S., European and international economic and political conditions, broad trends in business and finance and substantial fluctuations in volume and price levels of securities and futures transactions. In recent months, the U.S. and international securities markets have experienced a downturn and there are signs that the U.S. and international economics may grow at a slower rate in the future. A continued downturn in these markets could adversely affect our operating results and future plan of operations. Certain of our competitors with more diverse product and service offerings may be better positioned to withstand such a downturn in the securities industry.

We must keep pace with the rapidly changing product requirements of our customers

   The information and financial services industries are characterized by rapid technological change, changes in customer requirements, frequent new service and product introductions and enhancements, and emerging industry standards. We believe our future success will depend, in part, on our ability to anticipate and adapt to such changes and to offer, on a timely basis, services that meet customer demands. Our inability to develop on a timely basis new products or enhancements to existing products, or the failure of such products or enhancements to achieve market acceptance, could materially and adversely affect our business, financial condition and results of operations.

Our success depends on the continued development of the internet and online commerce, particularly in Europe

   The market for electronic brokerage services, particularly over the internet, is at an early stage of development and is rapidly evolving. As is typical for new and rapidly evolving industries, demand and market acceptance for recently introduced services and products are subject to a high level of uncertainty. Although the past two years have shown a rapid increase in the volume of commercial transactions over the internet, there can be no assurance that the internet will continue to be accepted by consumers as a widely used medium for commerce and communication. In addition, European companies and consumers may not adopt the internet with the same enthusiasm as in the United States. Accordingly, because global commerce and online exchange of information on the internet and other similar open wide area networks are new and evolving, there can be no assurance that the internet will prove to be a viable commercial marketplace. If critical issues concerning the commercial use of the internet are not favorably resolved, if the necessary infrastructure is not developed, or if the internet does not become a viable commercial marketplace, our business, financial condition and operating results will be materially adversely affected.

Our success depends in part on our ability to securely keep and transmit data

   A significant barrier to online commerce and communication is the secure transmission of confidential information over public networks. We rely on encryption and authentication technology to provide the security and authentication necessary to effect secure transmission of confidential information. Advances in computer capabilities, new discoveries in the field of cryptography or other events or developments may result in a compromise or breach of the encryption or other algorithms we use to protect customer transaction data. If any such compromise of our security were to occur, it could have a material adverse effect on our business, financial condition and operating results.

Because we do not own the content or technology we rely on to provide our financial services, we depend on third parties for the services we provide

   We use suppliers of information, software and services in virtually every phase of its operations. Our financial data service is offered pursuant to separate non-exclusive licenses from the following two companies:

  . Standard & Poor's ComStock, which supplies us with a raw feed of market data from securities and commodities exchanges world-wide; and

  . Townsend Analytics, Ltd., which supplies us with its proprietary software program which organizes the raw data feed from S&P ComStock for presentation in tabular and chart formats.

   Our license with Townsend Analytics expires in January 2002, subject to automatic successive one year extensions unless either party notifies the other of its intent to allow the agreement to terminate. While we are presently in negotiations with Townsend for a long term extension, there can be no assurance we will be able to negotiate a long-term extension on terms acceptable to us. Although we believe that we have no long term dependence on any one supplier, there is always a certain amount of time required to develop internally or locate and engage externally a replacement and integrate that replacement into our operations. In the event a key supplier terminates its relationship with us without notice, or should we be compelled to do the same, our operations may be adversely affected.

We may not be able to protect our proprietary rights and we may incur significant costs in attempting to do so

   Our success and ability to compete are dependent to a significant degree on our proprietary technology. We rely on a combination of copyright, trade secret and trademark laws, as well as confidentiality agreements and licensing agreements to protect our proprietary rights. However, it may be possible for a third party to copy or otherwise obtain and use our software or other proprietary information without authorization or to develop similar software independently. In addition, litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Such litigation, whether successful or unsuccessful, could result in substantial costs and diversions of resources, either of which could have a material adverse effect on our business, financial condition and operating results.

Because a majority of our outstanding stock is held by our officers and directors, present management and directors have the ability to determine the outcome of shareholder voting

   Our present directors and executive officers and their respective affiliates beneficially own approximately 58% of our outstanding common stock. As a result, these stockholders, if they act together, will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, and will have veto power with respect to any stockholder action or approval requiring a majority vote.

Certain provisions in our charter and bylaws may discourage take-over attempts and thus depress the market price of our stock

   Certain provisions in our certificate of incorporation, bylaws, and Delaware law may be deemed to have an anti-takeover effect. Such provisions may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in that stockholder's best interests. For example, our certificate of incorporation allows our board of directors to issue additional shares of common stock or establish one or more classes or series of preferred stock, having rights, preferences and limitations as determined by the board of directors without stockholder approval.

   In addition, we are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law which prohibits a publicly-held Delaware corporation from engaging in certain business combinations with interested stockholders for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. Compliance with both the Delaware code and the anti-takeover provisions in our charter and bylaws could have the effect of delaying, deterring or preventing a tender offer or takeover attempt that a stockholder might consider to be in that stockholder's best interests, including attempts that might result in a premium over the market price for the shares held by stockholders.

We may issue preferred stock which adversely affects the rights of common stock holders

   Our board of directors has the authority to issue up to 10,000,000 shares of preferred stock and to determine the price, rights, preferences and privileges of those shares without any further vote or action by our stockholders. To date, we have 197,815 shares of preferred stock outstanding. As discussed elsewhere, we require substantial additional working capital in order to fund our business. Although we have no present commitment to do so, we may sell our preferred stock as a means of obtaining the required funds. Any additional preferred stock issued by our board of directors may contain rights and preferences adverse to the voting power and other rights of the holders of common stock.

The market for our stock is limited

   Our common stock is traded on the OTC Bulletin Board under the symbol "FSQT." On February 8, 2001, the last reported sale price of the common stock on the OTC Bulletin Board was $3.44 per share. However, we consider our common stock to be "thinly traded" and any last reported sale prices may not be a true market-based valuation of the common stock. There can be no assurance that an active market for our common stock will develop. In addition, the stock market in general, and internet and technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies.

          CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION

   This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "except," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially.

   In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Risk Factors." These factors may cause our actual results to differ materially from any forward-looking statement.

   Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus or to conform such statements to actual results or to changes in our expectations.

                              SELLING STOCKHOLDERS

   This prospectus relates to the offer and sale of our common stock by the selling shareholders identified below. The shares were issued in connection with our acquisition of Stockdata Amsterdam BV in December 1999 and in a private placement concluded in March 2000. We agreed to register the shares for resale. The selling shareholders will determine when they will sell their shares, and in all cases, will sell their shares at the current market price or at negotiated prices at the time of the sale. Although we have agreed to pay the expenses related to the registration of the shares being offered, we will not receive any proceeds from the sale of the shares by the selling shareholders.

   The following table sets forth certain information regarding the beneficial ownership of our common stock as of the date of this prospectus by each selling shareholders. In reviewing the table, please keep in mind that the amounts in the column relating to shares beneficially owned after the offering assume that all offered shares are sold.

                                        Shares Beneficially Owned
                                            Prior to Offering         Shares
                                       --------------------------- Beneficially
                                        Number of     Number of    Owned After
                Name                   Shares owned Shares offered   Offering
                ----                   ------------ -------------- ------------
Media Investerings-en
 Managementmaatschappij B.V..........     210,484      135,574         74,190
Horizon Investments B.V..............      98,583       45,190         53,393
CV Stockdata.........................      37,199       17,052         20,147
Oakes Fitzwilliams & Co..............      53,053       53,053              0
Ermgassen & Co., Ltd.................      37,838       87,838              0
Idrone Pauline Mary Brittain.........         900          900              0
Roger Brittain.......................       2,000        2,000              0
Durnford Securities Ltd..............       7,350        7,350              0
Jan Pier Ebbinge.....................      11,000       11,000              0
Fleetway Investments Ltd.............       4,500        4,500              0
Intercontinental Services Limited A/C
 J331C...............................      11,000       11,000              0
Kestrel Services Ltd. ...............      14,700       14,700              0
Marcuard Cook & Cie..................      14,700       14,700              0
Overseas & Foreign Investors.........      11,000       11,000              0
Paris Investments....................       7,350        7,350              0
Rysaffe Trustee Company (CI) Ltd. Re:
 The Hector Settlement...............       3,600        3,600              0
SBS Nominees Ltd. A/C SBCLT..........      73,500       73,500              0
John William Taylor..................       4,400        4,400              0
Andrew Threipland....................       4,500        4,500              0
Marcus Widmer........................       5,800        5,800              0
Dunpil Management Ltd. ..............       7,350        7,350              0
Benjamin Slade.......................       7,350        7,350              0
Smith & Williamson Nominees Limited..      44,100       44,100              0
Christopher Weston...................      14,700       14,700              0
Yili Holdings Ltd. ..................      14,700       14,700              0
FPK Nominees.........................       7,350        7,350              0
European Financial Services
  Venture Fund (General Partner)
   Limited...........................     449,500      449,500              0
NeSBIC Converging Technologies Europe
 (CTE)...............................   1,502,822      151,471      1,351,351
GIMV.................................   1,238,552      151,471      1,087,081
Leon Seynave.........................      36,765       36,765              0

            MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

   Our common stock trades on the OTC Bulletin Board under the symbol "FSQT." The following table shows the high and low closing prices of our common stock for the periods indicated as reported by the OTC Bulletin Board. These prices do not include retail markup, markdown or commission.

                                                                      High  Low
                                                                      ----- ----
   1998
   First quarter.....................................................  2.13 1.56
   Second quarter....................................................  2.00 1.00
   Third quarter.....................................................  1.13 0.91
   Fourth quarter....................................................  2.00 0.69

   1999
   First quarter.....................................................  5.00 1.38
   Second quarter.................................................... 11.00 3.31
   Third quarter..................................................... 10.00 5.25
   Fourth quarter....................................................  7.50 4.00

   2000
   First quarter..................................................... 19.00 5.88
   Second quarter.................................................... 12.00 6.00
   Third quarter.....................................................  7.50 5.13
   Fourth quarter....................................................  5.50 1.50

   We consider our common stock to be thinly traded and, accordingly, reported sale prices may not be a true market-based valuation of our common stock. As of November 21, 2000, there were approximately 413 record holders of our common stock.

   We have not paid any cash dividends since our inception and do not contemplate paying dividends in the foreseeable future. It is anticipated that earnings, if any, will be retained for the operation of our business.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

Background

   General. We are a European technology provider of financial information and electronic brokerage solutions. We offer a comprehensive range of real-time market data and electronic brokerage systems for both the institutional and individual investor. Our financial information systems are offered via the internet or through virtual private networks using internet technology. We also provide related network services to users of our financial information and electronic brokerage products.

   Effective December 24, 1999, we acquired all of the outstanding capital shares of Stockdata Amsterdam BV, a company located in Amsterdam, for cash and securities with a value of up to $3,750,000. Stockdata is engaged in the distribution of real-time market data products to the Benelux countries of Belgium, The Netherlands and Luxembourg, primarily through the use of datacast technologies via cable networks. This acquisition will give us a sales and operations presence in the Benelux region. Stockdata's operations are currently profitable, so we believe that the effects of the acquisition on our cash flow and liquidity will be neutral to positive.

   Our plan of operations for the 2001 fiscal year is to continue to target strategic alliances in key European financial centers from which to leverage our growth. We plan to market our financial market information, analytical tools and electronic brokerage systems both under our own product names and as co-branded implementations with institutional clients.

   Currency Exchange Rates. Although we report our results in US dollars, virtually all of our revenues and expenses are denominated in other currencies, primarily Swiss francs, euros and pounds sterling. Consequently, our net results are directly affected by changes in the exchange rate between the US dollar, on the one hand, and the Swiss franc, euros or pounds sterling, on the other. Our transactions and those of our subsidiaries are recorded based on the functional currency of each particular company. Our main operating subsidiary maintains a Swiss franc functional currency and has a US dollar denominated current account with its parent company. This results in foreign exchange differences being recorded based on variations in the US dollar to Swiss franc rate of exchange, which are carried forward on consolidation.

   Our assets and liabilities and those of our subsidiaries are translated at the exchange rate in effect at each year-end. Income statement accounts are translated at the average rate of exchange prevailing during the year. Translation adjustments arising from differences in exchange rates from period to period are included in the cumulative translation adjustment account in stockholders' equity.

Results of Operations

 Year Ended December 31, 1999 and 1998

   Revenue for the year ended December 31, 1999 was $1,778,459, an increase of 233% over that of $534,715 for the corresponding prior year. Revenue is derived primarily from the provision of financial market data and related network connectivity and web-operation services, but also includes revenue from development and integration projects as well as transaction related revenue linked to electronic brokerage activity.

   Revenue for the fourth quarter of 1999 was only marginally increased from that of the previous quarter, due principally to an increased foreign exchange rate between European currencies in which revenue is recorded and the US dollar, in which revenue is reported, as well as "year 2000' factors which caused certain business to be shifted into the first quarter of 2000.

   Cost of revenue for the year ended December 31, 1999 was $2,157,659, an increase of 78% above the amount of $1,209,387 for the corresponding prior year. Cost of revenue as a percentage of revenue has decreased from 226% in the prior year to 121%, reflecting the economies of operation at a larger scale. Cost of revenue includes network expenses, data feeds and commissions.

   Selling and market development expenses for the year ended December 31, 1999 were $405,256 or 83% above the amount of $221,210 for the corresponding prior year. Corporate and product marketing expenses have increased in conjunction with the corporate name change from Virtual Telecom to FirstQuote and the continued rollout of our services in Europe.

   General and administrative expenses for the year ended December 31, 1999 were $4,796,643, an increase of 68% from the amount of $2,861,662 for the corresponding prior year. Staff costs represent the major component of this expense and have increased 101% from $1,232,645 to $2,483,326. Operating expenses have increased 50% from $1,108,596 to $1,666,618, and depreciation charges have increased by 24% from $520,421 to $646,699.

   Operating loss for the year ended December 31, 1999 was $5,581,099, an increase of 49% from the amount of $3,757,544 for the prior year. Expressed as a percentage of revenue the operating loss has improved from 703% to 314% of revenue.

   Foreign exchange gains and losses arise essentially from the revaluation of amounts due by our Swiss operating company, FirstQuote SA, to the parent holding corporation, which are denominated in US dollars. The functional currency of FirstQuote SA is the Swiss franc, and the resultant loss on revaluation in Swiss francs is carried forward in consolidation. The US dollar/Swiss franc rate of exchange was 1.3760 at December 31, 1998 and 1.5915 at December 31, 1999.

   Net loss for the year ended December 31, 1999 was $6,840,368, compared with $3,421,229 for the corresponding prior year.

 Nine Months Ended September 30, 2000 and 1999

   We acquired Stockdata on December 24, 1999. Stockdata has been included in our consolidated operating results for all periods subsequent to December 24, 1999.

   Revenue for the nine months ended September 30, 2000 was $4,262,503, an increase of 252% over that of $1,210,065 for the corresponding prior year period. Revenue is comprised primarily of the provision of financial market data services and related network services, the development and operation of market data enabled web-sites, as well as transaction related revenue linked to the provision of outsourced electronic brokerage services. Without giving effect to the consolidation of Stockdata, we had a 135% increase in revenue during the nine month period ended September 30, 2000 over the prior year period.

   Revenue for the third quarter of 2000 increased 11% above that of the second quarter of 2000 and 177% over that for the three months ended September 30, 1999. Without giving effect to the consolidation of Stockdata, we had a 69% increase in revenue during the three month period ended September 30, 2000 over the prior year period.

   Cost of revenue for the nine months ended September 30, 2000 was $3,381,548, an increase of 111% above the amount of $1,599,416 for the corresponding prior year period. Cost of revenue as a percentage of revenue has decreased from 132% in the prior year to 79%, reflecting the economies of operation at a larger scale. Cost of revenue includes content acquisition costs, network expenses, and commissions.

   Selling and market development expenses for the nine months ended September 30, 2000 were $597,122, an increase of 94% above the amount of $308,501 for the corresponding prior year period. Corporate and product marketing expenses have increased in conjunction with our corporate name change to FirstQuote and the continued rollout of our services in Europe.

   General and administrative expenses for the nine months ended September 30, 2000 were $7,091,165, an increase of 111% from the amount of $3,356,281 for the corresponding prior year period. Staff costs represent the major component of this expense and have increased 96% from $1,691,811 to $3,321,443. Office expenses have increased 98% from $448,336 to $885,705, and depreciation charges excluding amortisation of goodwill have increased by 61% from $444,425 to $715,703. Amortisation of goodwill related to our acquisition of Stockdata amounted to $832,111 for the nine months ended September 30, 2000.

   Operating loss for the nine months ended September 30, 2000 was $6,807,332, an increase of 68% from the amount of $4,054,133 for the prior year period. Expressed as a percentage of revenue the operating loss has improved from 335% to 140% of revenue.

   Foreign exchange gains and losses arise essentially from the revaluation of amounts due to us from our Swiss operating subsidiary, FirstQuote SA, which are denominated in US dollars. The functional currency of FirstQuote SA is the Swiss franc, and the resultant loss on revaluation in Swiss francs is carried forward in consolidation. The US dollar and Swiss franc rate of exchange was one US dollar for 1.3760 Swiss franc as of December 31, 1998, 1.5915 Swiss franc as of December 31, 1999 and 1.7241 Swiss franc as of September 30, 2000.

   The continued increase in the value of the US dollar against most European currencies has resulted in revenues and costs reported in US dollars being lower than had the value of the US dollar remained more constant.

   Net loss for the nine months ended September 30, 2000 was $7,793, 977, compared with $4,642,815 for the corresponding prior year period.

Liquidity and Financial Condition

   As of September 30, 2000, we had negative working capital of $173,030 and stockholders' equity of $4,480,211.

   In January 2000, we obtained bridge financing of $510,000 from three of our existing financial investors in order to finance our acquisition of Stockdata, and pending the closing of our private placement of 1,061,057 of our common shares for a total amount of $7,155,180, which was concluded during March 2000. Two thirds of the bridge financing was converted to common shares as part of the private placement and the remaining $170,000 was repaid during April 2000 at our option.

   During the nine months ended September 30, 2000, we also received $488,250 from the exercise of 139,500 warrants at $3.50. During the same period, we also received $155,000 from the exercise of 70,000 employee stock options at strike prices varying between $2.00 and $3.50 per share.

   We continue to generate negative cash flows from operations. Cash flow is calculated by adjusting net income or loss by non-cash items of expense such as depreciation, foreign exchange differences and stock compensation. The significance of cash flow is its ability to measure the amount of cash used in operating a business. The negative cash flow from operations was approximately $613,000 per month during the third quarter of 2000, compared with $519,000 per month during the second quarter of 2000 and $490,000 per month during the first quarter of 2000. We anticipate continuing to incur increasing sales and marketing, product development and general and administrative expenses. As a result, we will need to generate significantly higher revenues to achieve and sustain positive cash flow and profitability on an annual basis. Although our revenues have grown in recent quarters, we cannot be certain that we will continue to achieve revenue growth or realize sufficient revenues to achieve positive cash flow or profitability.

   We believe that we will require a minimum of $8,000,000 of additional capital over the next 12 months in order to fund the planned operating and capital expenditure. We intend to pursue the required capital through the sale of additional securities. However, there are no commitments or understandings on the part of any party to provide any additional debt or equity capital to us and there can be no assurance that we will be able to obtain additional capital. Our inability to increase revenue or obtain additional debt or equity capital on a timely basis will, in all likelihood, materially adversely affect its future planned growth of operations and revenues.

                                    BUSINESS

General

   We are engaged in the business of developing and marketing a range of internet-based financial information and transactional services to the European investment community. We provide business-to-business and business-to-consumer services to the financial marketplace. Our services are provided to our corporate clients for internal use as well as for redistribution to their customer bases. We provide real-time or delayed market data, news and other financial information as well as electronic brokerage capabilities over the internet to a range of customized interfaces, including desktop client-server applications, web-browser based interfaces, as well as via wireless services such as the short messaging service and the wireless application protocol.

   Our financial information services are offered on a direct subscription basis or as a co-branded business-to-business service to financial institutions, such as banks and brokerage firms, financial media and publishing organizations and internet service providers, who desire to offer financial content and related services directly to their own customers. We also offer to institutional clients turnkey solutions for internet-based electronic brokerage capabilities. We also derive revenue from the provision of underlying internet access and network connectivity services to its corporate and institutional clients.

   Our services are available via our own wide-area internet network backbone by dial-up or dedicated access, as well as from any other internet point of access world-wide.

Products and Services

   We provide real-time or delayed market data, news and fundamental financial information using internet technologies. Our services are marketed to European financial institutions, including brokerage firms, banks, insurance companies, fund managers, professional traders, and private investors. The market data comprises securities, including stocks, futures and options on stocks, major stock and option indices, commodities and foreign exchange rates, from over 150 exchanges worldwide, including major European, American and Asian exchanges. We consolidate and manage information on our own data hub for over 800,000 securities instruments. This content is received over data feeds from stock exchanges and third party providers and is processed on a number of servers within a common financial data hub, embodying database, analytical and transactional functionality. Access to such content and functionality is governed by a permissioning database which controls users' access to different content or applications to which the user interfaces. In this manner, customers can access the data via a range of user interfaces including Windows compliant desktop resident "client' applications, dynamic or static web browsers, as well as short messaging service or wireless application protocol devices which are fed content on a real-time or delayed basis, according to each user profile.

   The above content is distributed across our network backbone directly to permanently connected users or via the public internet. As a result, our services can be organized over the public internet, virtual private networks, intranets, extranets and local or wide area networks using internet protocol technology.

   Our specific services include:

   FirstQuote Professional: This is a real-time market data, news and fundamental financial information service that employs a sophisticated desktop resident decision support interface targeted at institutional investors, brokerage firms and their more active clients. It provides real-time data coverage across a variety of financial instruments, sophisticated analytical tools, alarm settings, historical data, news and all investment indicators regularly used by professional traders. FirstQuote Professional displays financial information in multiple windows on multiple pages, each of which can be configured to suit individual requirements, and stored for retrieval. FirstQuote Professional customers are granted a floating license, allowing the software to be installed and used on multiple machines, for example an office PC, home PC and portable PC, and thus providing a highly mobile solution. However only one simultaneous access is permitted per subscription.

   The principal features of the FirstQuote Professional include:

  Market Minder   A quote screen with rows of symbols and columns of prices
                  and other data related to the symbols, including name and the last, bid and ask prices.

  MultiQuote      Detailed fundamental information on a symbol in a
                  customizable layout

  Ticker Scrolling ticker window showing trade price and volume information.

  Time & Sales    Tabular display of each transaction showing transaction type price and volume.

  News A scrolling list of searchable headlines and full news stories.

  Charts Graphical analysis of market data with a variety of technical studies available.

  Forex           Foreign exchange cross rates

  Table           Exportable tabular display of market data for a given symbol

  Turbo Options   Advanced options quote screen

  Market Makers   Comparative table of market maker bids and asks indicating market depth.

  Alarm           Automated event-monitoring tool.

  Internet        Drag and drop functionality enables seamless look up of
  Browser         financial information from public Internet databases such as
                  Yahoo and Edgar On-line or private intranet databases.

  DDE Link Links real-time data into a spreadsheet for further analysis and modeling.

   FirstQuote Lite: This is a real-time market data, news and fundamental financial information service designed for corporate treasurers, portfolio managers, smaller brokers and sophisticated private investors. The service provides real-time data and news, and includes a reduced range of analytical tools and functions when compared to FirstQuote Professional. The service consists of a fixed page market data screens featuring Market Minder, MultiQuote, Ticker, Time and Sales, News, Charts and Internet Browser. The fixed page nature of this product provides for customizable configurations to be implemented for larger groups, which are then non-modifiable by users.

   FirstQuote Trader: This is an electronic brokerage service designed to be integrated with either the FirstQuote Professional or FirstQuote Lite services. The service is offered as an outsourced solution to banks and brokerage firms providing them the ability to offer internet-based electronic brokerage services to their clients. The service involves the design of appropriate network architectures as well as the integration of our licensed trading server platform software with the institution's existing settlement and account risk management systems. We provide the electronic order entry and routing technologies as well as the security systems, while the institution's existing computer systems provide order approval and execution functions. As a result the institution's clientele is offered a complete order entry, execution, and real time profit/loss portfolio information via the Internet. Since the FirstQuote Trader elements of the interface are embedded within the FirstQuote Professional or FirstQuote Lite services, we can provide a complete and real-time package of decision support, order entry, order routing and portfolio monitoring capability.

   We are not a licensed bank or securities brokerage firm nor do we intend to obtain any such licenses at this time. As a result, we intend for the foreseeable future to offer electronic brokerage services on a co-branded outsourced basis to licensed banks and brokerage firms. Our electronic brokerage technology is based on a software license from Townsend Analytics which is described under the heading Trademarks and Licenses below.

   FirstQuote.net Services: The FirstQuote.net range of services complement the FirstQuote Professional range by offering similar content and applicable functionality over web and wireless technologies targeted at clients of banks, brokerages, financial media companies and internet service providers seeking to add financial content to their portal audiences. In this way we are able to reach broader bands of the investment community, with the objective of seamlessly upgrading certain of the more sophisticated users to higher value services, such as those provided under the FirstQuote Professional range of products.

   FirstQuote.net is a component-based service offering, providing businesses in the finance sector with an array of browser-based investor content combined with ease-of-use functionality. The browser-based application components allow real-time customer interaction for finance, content management and trade lifecycle support. The offering provides banks and brokerage institutions with the capability to provide their clients with multiple points from which to access market data, news, analyses, brokerage reports, fundamental data, portfolio services, market risk, trade and order management services to any one of a number of desktop or wireless devices, based on a common client profile. As the applications are component-based, fully customised solutions can be rapidly created, addressing the 'speed to market' issue.

   FirstQuote.net components are centered around the following product ranges:

   SnapQuote                     Static, refresh updated, web-based modules for
                                 market data, charts and news

   StreamQuote                   Dynamically updating content, including screen
                                 tickers, charts, as well as real-time browser-
                                 based electronic brokerage functionality

   MarketRisk                    Decision support analyses presented via a
                                 range of graphical interfaces

   Short Messaging System        Alert features based on pre-defined user-
                                 configured parameters

   Wireless Application Protocol Wireless access to market data, charts, news and electronic brokerage functionality, based on wireless application protocol enabled devices such as mobile telephones and personal digital assistants.

   FirstQuote Network Services: In order to offer a complete end-to-end package of services, we also provide network development and enterprise connectivity services including internet access and network security services to our corporate and institutional clients.

   We maintain our own wide-area internet protocol network backbone, enabling clients to access the market data, financial information and online dealing services directly by way of dial-up or dedicated lines, where speed and performance is an issue and thus connectivity is not entrusted to the public internet. Our internet backbone is currently operative throughout Switzerland, as well as in Paris and Frankfurt and is being extended to London and Amsterdam. We also lease bandwidth from various European telecommunications carriers further enabling access to our services from any internet access point worldwide.

   We have not incurred material development expenditures during 1999 or 2000. All material development conducted by us is of a fulfillment nature performed in furtherance of our software and web site deliverables to customers.

Market Environment and Corporate Strategy

   Based on our own marketing analysis and research reports published by Forrester Research and Datamonitor, we believe that the market for online investor services in Europe, including both informational and transactional services, will provide significant opportunities for the provision of the underlying technology and content. While this market has developed rapidly in the U.S. over the past three years, we believe the European marketplace is characterized by particular parameters which will require a distinctly different approach in order to capitalize on the opportunities presented. As a result, we believe that significant market opportunities exist for a provider of financial information and electronic brokerage services that is able to address the interests and requirements of the European investor.

   We believe that the key drivers influencing the market opportunity which we face are as follows:

   Internet penetration: While the European private and business internet connectivity currently lags behind that of the U.S., recent studies indicate that this will be redressed over the next three years. According to a Datamonitor report, internet connectivity for European business users is estimated to reach 70% penetration by the year 2004 or about 5.75 million companies. Particularly noteworthy is the extension of the internet to a range of wireless devices which we believe will further increase penetration, as well as the demand for investment information and transactional services. Emerging demand for such wireless services is believed to be growing strongly in Europe due to the large installed base of global satellite mobile phones.

   Growth in online banking: The number of Europeans using internet banking is expected to grow by 30% to 21 million by the year 2004. The move into online banking is a rational move for traditional banks as the costs of online transactions cost up to 12 times less to process than transactions made in person. Also, online customers tend to be more sophisticated and able to look after their own finances.

   Direct equity ownership: The trend towards greater financial flexibility and self-determination amongst the European investment community is being driven both by an emerging class of information- and technology-enabled individuals as well as government pressure to encourage individual retirement planning outside of traditional state controlled pension funds.

   Availability of investment products: The scope of investment possibility has been significantly extended during the past three years with the emergence of several "new market' exchanges in Europe which are largely geared towards new-economy equities. While European mid-size companies are privately held to a greater extent than their US counterparts, the succession of ownership to a next generation who are not always willing to remain in control is creating flotation opportunities in many cases.

   Number of online accounts: According to a Forrester Research report, the number of online securities accounts in Europe is currently about 1.3 million, estimated to grow to 14 million by 2002.

   Cross border investment tendencies: European investors have traditionally invested within their own local markets. However, in light of currency-related and trade harmonization initiatives currently being adopted by European countries, we believe that a demand for cross-border investment opportunities will emerge.

   Pressure on European financial institutions to offer online services: Over the past three years, European financial institutions have committed significant resources to the introduction of the Euro as well Y2K issues. We believe that presently, many such financial institutions will perceive an increased need to offer or improve online investment services to their clients, with an emphasis on speed to market, in order to maintain clients, capitalize on additional revenue opportunities, reduce costs, and counter competition from especially US based service providers penetrating European markets.

   Cross-selling demand from other internet franchises for financial services: Following from possibilities created by the internet-economy, we believe that many enterprises which currently command the attention of large franchises of internet-enabled communities will seek to add complementary financial services to their product offering in an attempt to capitalize on overall e-commerce opportunities, thus requiring access to the services that we provide.

   Our objective is to be a leading provider of internet-based services and solutions to the European investment community. We plan to achieve these objectives through:

  . the development of strategic alliances with banks and securities brokerages, financial service providers, financial news organizations, financial middle-ware companies and internet service providers throughout Europe, so as to leverage our services across existing client bases;

  . our own direct sales channels targeted at sophisticated private investors as well as corporate clients; and

  . the development and operation of co-branded content-enabled web-sites catering to emerging Internet-communities, for the purpose of offering basic investor services which serve as a marketing platform for our more sophisticated higher value services.

   Key elements of our strategy include:

   State of the Art Technology: Our technologies and services include software licensed from Townsend Analytics Ltd. We believe that Townsend Analytics is a recognized world leader in the development and commercialization of software and technologies dedicated to internet-based market data, trading and exchange activities. The owner and president of Townsend Analytics, Mr. Stuart Townsend, has served on our board of directors since April 1997.

   European Focus: We offer internet-based information and electronic brokerage services that are uniquely European in nature. Until now, the dominant providers of internet-based information and brokerage services in Europe have been U.S. based companies which, in our opinion, offer a service that is distinctly American in nature. We believe that financial and information services offered by U.S. tend to focus on the U.S. stock markets, and to the extent they focus on Europe, the focus is homogenized in the sense that they treat the European market as one market. The U.S. competition does not give proper regard to the fact that Europe, unlike the U.S., is a highly fragmented market with significant language, demographic and cultural distinctions. Since most of the European banks tend to serve one or perhaps a few of the many market segments, our marketing research indicates that banks and their clientele prefer a service that emphasizes their distinct interests, particularly the presentation of content in manner that focuses on local stock markets and stocks, financial and news publications and trading tools that best meet the interests and needs of the banks' clientele. While market data and financial services cover all major world markets and exchanges, we believe that our services provide greater focus on pan-European markets and exchanges than other competing services. In the case of joint-service arrangements for the provision of a co-branded service, we work with our local partner to customize the offered service to suit the cultural need and investment profile of the partner's existing and targeted clientele.

   Strategic Alliances; Business-to-Business Model: By focusing on the development of co-branded information and brokerage services pursuant to strategic alliances, we intend to acquire access to existing target client bases. We plan to enter into one or more strategic relationships with banks and securities brokerages, financial services providers, financial news organizations, middle-ware providers and internet service providers in each of the major investment and geographical communities of Western Europe. We believe that this strategy will accelerate the expansion of our services throughout Europe and, at the same time, reduce the marketing costs typically associated with the rollout of a service of this nature throughout an area made up of several large and culturally diverse communities.

   Development of FirstQuote Brand Name: We have applied for trademark registration of the FirstQuote mark in the U.S., Switzerland and throughout the European Union. We intend to market our services and solutions throughout Europe under the FirstQuote brand name. We will endeavor to create a high degree of consumer awareness of the FirstQuote name and the association of quality and reliable services with such name in the European investment and banking communities. We intend to leverage our FirstQuote brand-name through the future development and marketing of additional services, including a portal web-sites linking the customer to an array of internet based financial and investment services.

Competition

   The market for financial information and brokerage services over the internet is rapidly evolving and becoming increasingly competitive. We expect competition to continue and intensify in the future.

   In the area of market data and financial services, we face direct competition from several companies that provide for the delivery of financial data over the internet or other electronic means. At the more sophisticated end of our product offering, we believe our primary competitors include Reuters, Bloomberg, and Bridge. In the web-browser based arena, companies such as GlobalNet Financial and Atos currently also offer content-enabled web material.

   In the area of electronic brokerage services, we seek to enter into partnering arrangements with licensed banks and brokerage firms enabling them to provide the service in turn to their own clients. Such arrangements will to an extent compete with electronic brokerage firms such as the eSchwab division of Charles Schwab & Co., Inc., E-Trade Group and DLJdirect, and in the European context, Consors and e-Cortal who develop proprietary market data and internet brokerage systems. However, we believe that these same electronic brokerage firms may solicit either content or specific applications from us to supplement their existing technologies. The above partnering arrangements may also encounter competition from brokerage firms offering full-service brokerage operations.

   Many of our competitors have longer operating histories and significantly greater financial, technical, marketing and other resources than us. In addition, many of our competitors offer a wider range of services and financial products, and thus may be able to respond more quickly to new or changing opportunities, technologies and customer requirements. There can be no assurance that we will be able to compete effectively with current or future competitors or that such competition will not have a material adverse affect on our business, financial condition and operating results.

Third Party Providers

   We employ the services of the following businesses:

   Content Originators: We have entered into contractual arrangements with a number of securities and commodities exchanges as well as proprietary financial news providers, in order to have the necessary rights to redistribute such content to its subscribers and website users.

   Content Distributors: We receive market data information and news either directly from the content originators or pursuant to agreements with revendors of such content which provide real-time or delayed data by satellite or landline transmission.

   Network Infrastructure and Capacity: In order to distribute our services over our own network backbone as well as via the public internet, we lease infrastructure and bandwidth from a number of pan-European and international telecommunications companies.

Strategic Partnering Arrangements

   Our business plan focuses on the development of significant partnering arrangements throughout Europe. The purpose of these partnering arrangements is to provide investment services, such as market data and financial information services or on-line brokerage activities, to a targeted clientele as a co-branded service of between us and a particular partner. We have targeted the following areas where such partnerships are being pursued:

   Financial institutions: Banks and securities brokerages not currently offering or looking to expand their range of online investment services are faced with a buy-or-build decision as well as a speed-to-market requirement. We believe that many such institutions will opt for an outsourced service in order to achieve a rapid entry into a potentially unfamiliar market territory.

   Media organizations: Traditional media groups are currently challenged to offer electronic new-media services, especially regarding the provision of financial data, and do not necessarily have the resources or the online infrastructure to be able to complement their traditional distribution channels.

   Financial middle-ware providers: Providers of traditional financial systems have generally not included real-time content, decision support user-interfaces or order-execution transactional functionality, all of which requires network and contractual infrastructure beyond their core offerings. We believe that our content and electronic brokerage process know-how can be effectively combined with such providers in order that their products may cater to a more complete package of requirements.

   Internet service providers: Providers of internet access have traditionally had large populations of users which pass through their networks. They have embraced the concept of "web portals' in order to maximize additional e-commerce opportunities offered to these users. We believe that such service providers and web portal operators will require access to content and transactional functionality such as it could provide.

Trademarks and Licenses

   We have registered, or have applied for registration, for the trademarks FirstQuote in Switzerland, the European Union and the United States.

   Our high-end market data and financial information services and our electronic brokerage solutions are based on software licensed to us by Townsend Analytics Ltd. of Chicago, Illinois. Pursuant to a Computer Software License Agreement, Townsend Analytics has appointed us as a non-exclusive distributor for the sale, support and servicing of Townsend Analytics' proprietary software programs relating to market data and financial information services and on-line brokerage activities. Under the agreement, we are authorized to implement and resell these software programs in return for agreed royalty payments.

   Our information services and brokerage solution are substantially dependent on the technologies licensed by Townsend Analytics. Our license with Townsend Analytics is expires in January 2002, subject to automatic successive one year extensions unless either party notifies the other of its intent to allow the agreement to terminate. While we are presently in negotiations with Townsend for a long term extension, there can be no assurance we will be able to negotiate a long-term extension on terms acceptable to us. In the event our continued access to the licensed software is terminated or interrupted for a significant length of time, we would have to either develop or acquire suitable replacement software, of which there can be no assurance, or discontinue our present operations.

Government Regulation

   Our market data and financial and on-line brokerage services are not currently subject to direct regulation by Swiss, European Union or other law, other than regulations applicable to businesses generally. Changes in the regulatory environment relating to the internet content or connectivity industries, including regulatory changes that directly or indirectly affect telecommunications costs, could have a material adverse affect on our business. We cannot predict the impact, if any, that future regulation or regulatory changes may have on our business.

Employees

   As of the date of this prospectus, we employed 80 full-time employees, 3 part-time employees and 5 full-time consultants, 13 of whom are involved in administration, 25 of whom are involved in software development and engineering and 42 of whom are involved in sales, sales support and marketing.

Facilities

   Our executive offices are located in Geneva, Switzerland and consist of 586 square meters of leased premises. The lease for these premises expires on April 30, 2002 and provides for monthly rent of approximately $15,000.

   In addition, we lease 360 square meters of office space in Zurich, Switzerland for a monthly rent of approximately $9,000, 39 square meters in Paris, France for a monthly rent of approximately $5,300, 25 square meters in London, United Kingdom for a monthly rent of approximately $3,900, and 100 square meters in Frankfurt, Germany for a monthly rent of approximately $8,000 per month.

Legal Proceedings

   There are no pending legal proceedings to which we or our properties are subject.

                                   MANAGEMENT

   Set forth below are our directors and officers:

 Name                   Age                      Position
 ----                   ---                      --------
 Neil Gibbons.........  51  Chairman of the Board, Chief Executive Officer and
                            President
 Daniel Huber.........  32  Vice President, Chief Operating Officer, Secretary
                            and Director
 Mark Benn............  36  Chief Financial Officer and Director
 Stuart Townsend......  53  Director
 Bryan Wood...........  54  Director
 Frank Verschoor......  39  Director
 Paul Goossens........  44  Director

   Mr. Gibbons co-founded FirstQuote SA in 1994 and has served as our chief executive officer, president and director since our inception in July 1996. From 1991 to 1994, Mr. Gibbons was engaged as an independent investment manager and marketing consultant in the financial services industry. Mr. Gibbons holds an MBA, cum lauda, from IMD, Lausanne, Switzerland.

   Mr. Huber co-founded FirstQuote SA in 1994 and has served as our vice president, chief operating officer, secretary and director since our inception in July 1996. Since 1992, Mr. Huber has also served as chief executive officer of Profilinvest SA, an investment management firm founded by Mr. Huber.
Mr. Huber holds a degree in portfolio management and financial analysis.

   Mr. Benn has served as our chief financial officer since April 1998 and as a director since May 2000. From January 1994 to March 1998 he was finance manager for Radcliffes Trustee Company S.A., an international financial services company. Mr. Benn holds a B.Com, Hons, in information systems and is a qualified chartered accountant.

   Mr. Townsend has served as one of our directors since April 1997. Mr. Townsend is the founder of Townsend Analytics, Ltd., a developer of financial data software, and for the past five years has served as its president.

   Mr. Wood has served as one of our directors since December 1997. Mr. Wood is a founder of Alta-Berkeley Venture Partners, a privately held venture capital group, which was formed in 1982 and, for the past five years, has served as its senior partner. Mr. Wood holds an MBA from Harvard Business School and BSc in industrial engineering from Virginia Polytechnic Institute.

   Mr. Verschoor has served as one of our directors since February 1999. Since February 1998, he has served as the investment director of the NeSBIC CTE Fund. From January 1997 to January 1998, he was managing partner of FMR International BV, a Dutch information technology consulting firm. From 1994 to December 1996, Mr. Verschoor held several positions in USoft UK Ltd., a development tools software company. Mr. Verschoor holds an MBA from Rotterdam School of Management/Erasmus University.

   Mr. Goossens has served as one of our directors since February 1999. He is currently a senior investment manager and was previously a portfolio manager with GIMV, having commenced there in September 1996. From September 1995 to August 1996 he completed a MBA at Nijenrode University in the Netherlands. Previously, since 1994, he worked in the field of high-tech services to the oil industry. Mr. Goossens also holds a degree in electromechanical engineering from Leuven University in Belgium.

Executive Compensation

   The following table sets forth the cash compensation paid by us to our chief executive officer and to all other executive officers for services rendered during the fiscal years ended December 31, 2000, 1999 and 1998. The table is based on the following:

  .  Mr. Benn began his employment with us in April 1998.

  . While our executive officers are paid in Swiss francs, the table presents the salaries paid to our executive officers calculated in U.S. dollars based on a U.S. dollar/Swiss franc exchange rate of one U.S. dollar for 1.376 Swiss francs as of December 31, 1998, 1.5915 Swiss francs as of December 31, 1999, and 1.611 Swiss francs as of December 31, 2000.

                            Annual Compensation            Long-Term Compensation
                         ------------------------- ---------------------------------------
                                                               Common Shares
                                                   Restricted   Underlying
                                                     Stock    Options Granted  All Other
   Name and Position     Year Salary  Bonus  Other Awards ($)   (# Shares)    Compensation
   -----------------     ---- ------- ------ ----- ---------- --------------- ------------
Neil Gibbons, CEO....... 2000 $99,069 $8,256  --      --             --          $4,469
                         1999  98,020  8,168  --      --           7,500          4,524
                         1998  87,209    --   --      --          40,000          5,233

Daniel Huber, COO....... 2000 $99,069 $8,256  --      --             --          $4,469
                         1999  98,020  8,168  --      --           7,500          4,524
                         1998  87,209    --   --      --          40,000          5,233

Mark Benn, CFO.......... 2000 $71,680 $5,973  --      --             --             --
                         1999  67,860  5,655  --      --          17,500            --
                         1998  58,866    --   --      --          95,000            --

   Mr. Gibbons and Mr. Huber each serve pursuant to an employment agreement dated May 31, 1996. Each agreement is for an initial period of five years terminating on May 31, 2001, subject to up to three consecutive three-year terms. Under their agreements with us, Mr. Gibbons and Mr. Huber are each paid an annual salary of 159,600 Swiss francs, which amounts to approximately $99,069 based on an exchange rate of one US dollar for 1.611 Swiss francs as of December 31, 2000. The salaries payable to Messrs. Gibbons and Huber are adjusted annually based on increases in the Swiss consumer price index. In addition to their salaries, Mr. Gibbons and Mr. Huber are entitled to monthly car allowances of 600 Swiss francs, which amounts to approximately $372 as of December 31, 2000.

                     Option/SAR Grants in 2000 Fiscal Year

                                      NONE

   Compensation of Directors. All of our directors receive reimbursement for out-of-pocket expenses for attending board of directors meetings. We intend to appoint additional members to the board of directors, including outside or non-officer members. Any outside directors may receive an attendance fee for each meeting of the board of directors. From time to time we may engage certain members of the board of directors to perform services on our behalf and compensate such persons for the services which they perform.

Related Party Transactions

   Our chief operating officer, Daniel Huber, is also chief executive officer of Profilinvest SA, an investment management firm in Geneva, Switzerland. At the present time and for the foreseeable future, Mr. Huber intends to devote substantially all of his business time to us. However, Mr. Huber's association with Profilinvest SA presents a potential conflict between his provision of his services to us and to Profilinvest.

   Mr. Stuart Townsend, one of our directors, is the founder and president of Townsend Analytics, Ltd., the provider of the financial software used extensively by us. In December 1998, we extended the scope our agreement with Townsend Analytics, Ltd. and Townsend Analytics agreed not to undertake any new licensing agreements for Switzerland, Germany, France, and the Benelux countries until December 31, 2000. Pursuant to this extension, we agreed to pay $250,000 in cash and issue 135,000 common shares, and we are further committed to minimum royalty payments of $50,000 per month from July 1, 1999, $100,000 per month from January 1, 2000 and $150,000 per month from July 1, 2000.

   As of December 31, 1998, we owed $1,000,000 to Alta-Berkeley Venture Partners, one of our major shareholders. This amount was converted into share of our stock in January 1999.

Limitation of Liability of Directors and Indemnification of Directors and Officers

   The Delaware General Corporation Law provides that corporations may include a provision in their articles of incorporation relieving directors of monetary liability for breach of their fiduciary duty as directors, provided that such provision shall not eliminate or limit the liability of a director for:

  . any breach of the director's duty of loyalty to the corporation or its stockholders;

  . acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  .  unlawful payment of a dividend or unlawful stock purchase or redemption;
     or

  . any transaction from which the director derived an improper personal benefit.

   Our articles of incorporation provide that directors are not liable to us or our stockholders for monetary damages for breach of their fiduciary duty as directors to the fullest extent permitted by Delaware law. In addition, our bylaws provide that we may indemnify directors, officers, employees or agents to the fullest extent permitted by law and we have agreed to provide indemnification to each of our directors.

   The above provisions in our articles of incorporation and bylaws and in the written indemnity agreements may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their fiduciary duty, even though this type of action, if successful, might otherwise have benefited us and our stockholders. However, we believe that the foregoing provisions are necessary to attract and retain qualified persons as directors.

   To the extent that indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, this type of indemnification is against public policy as expressed in the Securities Act of 1933 Act and is, as a result, unenforceable.

                             PRINCIPAL STOCKHOLDERS

   The following table sets forth certain information regarding the beneficial ownership of our common stock as of the date of this prospectus by:

  . each person who is known by us to be the beneficial owner of more than five percent of our issued and outstanding common stock;

  . each of our directors and executive officers; and

  . all of our directors and executive officers as a group.

                                                            Number of Percentage
   Name And Address                                          Shares     Owned
   ----------------                                         --------- ----------
   Neil Gibbons............................................ 1,486,770    11.0%
   12, Av. des Morgines
   1213 Petit-Lancy 1
   Geneva, Switzerland

   Daniel Huber............................................ 1,186,770     8.8%
   12, Av. des Morgines
   1213 Petit-Lancy 1
   Geneva, Switzerland

   Mark Benn...............................................   113,000     0.8%
   12, Av. des Morgines
   1213 Petit-Lancy 1
   Geneva, Switzerland

   Stuart Townsend.........................................   185,000     1.4%
   Townsend Analytics
   100 South Wacker Drive
   Suite 1500
   Chicago, Illinois

   Bryan Wood.............................................. 2,464,257    18.4%
   Alta-Berkeley Venture Partners
   9 Saville Row
   London, England W1X IAF

   Frank Verschoor......................................... 1,502,823    11.3%
   NeSBIC CTE Fund
   Savannahweg 17
   3542 AW
   RM Utrecht, Netherlands

   Paul Goossens........................................... 1,238,552     9.3%
   GIMV
   Karel Oomsstraat 37
   B-2018 Antwerp, Belgium

   Alta-Berkeley Venture Partners.......................... 2,464,257    18.4%
   9 Saville Row
   London, England W1X IAF

   NeSBIC CTE Fund......................................... 1,502,823    11.3%
   3542 AW
   RM Utrecht, Netherlands

                                                           Number of Percentage
   Name And Address                                         Shares     Owned
   ----------------                                        --------- ----------
   GIMV..................................................  1,232,552     9.2%
   Karel Oomsstraat 37
   B-2018 Antwerp, Belgium

   Berliner Freiverkehr..................................    756,757     5.6%
   Kurfurstendamn 119-10711
   Berlin, Germany

   All directors and executive officers as a group (seven
   persons)..............................................  8,064,172    59.4%

   The table above includes the following:

  . 90,000 shares of common stock underlying presently exercisable options held by Mr. Gibbons;

  . 90,000 shares of common stock underlying presently exercisable options held by Mr. Huber;

  . 112,500 shares of common stock underlying presently exercisable options held by Mr. Benn; and

  . 50,000 shares of common stock underlying presently exercisable options held by Townsend Analytics, Ltd., of which Mr. Townsend is the president and owner.

   The shares that are listed in the table above under Mr. Wood's name are owned by Alta-Berkeley V, C.V. and two affiliated funds. Mr. Wood is the senior partner of Alta-Berkeley Venture Partners, which serves as the manager of the funds.

   The shares that are listed in the table above under Mr. Verschoor's name are owned by the NeSBIC CTE Fund, of which Mr. Verschoor is the investment director.

   1,232,257 of the shares that are listed in the table above under Mr. Goossens' name are owned by GIMV, of which Mr. Goossens is an investment manager.

                           DESCRIPTION OF SECURITIES

Common Stock

   We are authorized to issue 20,000,000 shares of common stock, of which, as of the date of this prospectus, 13,386,667 shares were issued and outstanding. As of the date of this prospectus, there are no outstanding options, warrants or other securities which upon exercise or conversion entitle their holder to acquire shares of common stock, except as set forth below.

   Holders of shares of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders generally. The approval of proposals submitted to stockholders at a meeting other than for the election of directors requires the favorable vote of a majority of the shares voting, except in the case of certain fundamental matters, such as certain amendments to our certificate of incorporation, and certain mergers and reorganizations, in which cases Delaware law and our bylaws require the favorable vote of at least a majority of all outstanding shares. Stockholders are entitled to receive such dividends as may be declared from time to time by the board of directors out of funds legally available therefor, and in the event of liquidation, dissolution or winding up, to share ratably in all assets remaining after payment of liabilities. The holders of shares of common stock have no preemptive, conversion, subscription or cumulative voting rights.

Preferred Stock

   Under our certificate of incorporation, additional shares of preferred stock may, without any action by the shareholders, be issued by our board of directors from time to time in one or more series for such consideration and with such relative rights, privileges and preferences as the board of directors may determine. Accordingly, the board of directors has the power, without shareholder approval, to fix the dividend rate and to establish the provisions, if any, relating to voting rights, redemption rate, sinking fund, liquidation preferences and conversion rights for any series of preferred stock issued in the future, which could adversely affect the voting power or other rights of the holders of common stock.

   The board of directors authority to issue preferred stock provides a convenient vehicle in connection with possible acquisitions and other corporate purposes, but could have the effect of making it more difficult for a person or group to gain control of FirstQuote. We do not have present plans to issue any shares of preferred stock.

   As of the date of this prospectus, there were 197,815 shares are issued and outstanding of Series D preferred stock held of record by three shareholders. We have the right to reissue the shares of any series of preferred stock upon conversion to common stock. All issued shares of preferred stock are fully paid and non-assessable.

Investor Rights Agreement

   In 1998 and 1997, we sold shares of Series B and C preferred stock to a group of institutional investors. In April 2000, those shares of Series B and C preferred stock were converted into 5,707,501 shares of common stock. However, in connection with the sale of the Series B and C preferred shares, we entered into an Investors' Rights Agreement with the purchasers of the Series B and Series C preferred stock. Pursuant to the Investors Rights Agreement, the investors have the right to purchase a pro rata share of any issuance of our capital stock or rights, options or warrants to purchase such capital stock. Certain issuances of securities are excluded from the right of first refusal, including securities issued pursuant to any stock option, stock purchase or stock bonus plan, agreement or arrangement approved by the board of directors. This right of first refusal expires in January 2006.

   The Investors' Rights Agreement mentioned above also provides that certain actions we may take in the future will require the approval of the holders of a majority of the outstanding common stock held by the investors. The corporate actions requiring such approval include:

  . entering into any agreement providing for the merger, liquidation or sale of all or substantially all of our assets, or engaging in any business activity which is fundamentally different from our current business;

  .  any amendments to our certificate of incorporation or bylaws;

  . acquiring the assets of another business if the value of that acquisition exceeds $200,000;

  . incurring any indebtedness or extending any credit not in the ordinary course of our business;

  . varying the terms of the employment of any of our highest paid employees or directors; and

  .  engaging in any transactions with our affiliates.

Unit Warrants

   From October through December 1996, we conducted a private placement in which we issued 283,781 Series A units, each Series A unit consisting of one Series A share and one Series A unit warrant. Each Series A unit warrant originally entitled its holder to purchase one share of common stock at an exercise price of $7.00 per share until July 31, 1998, at which time the unexercised Series A unit warrants were to expire by their own terms. In December 1997, we adjusted the exercise price of each Series A unit warrant to $3.50 per share and extended the expiration date to December 31, 2000. The Series A unit warrants are subject to customary anti-dilution provisions. As of the date of this prospectus, 154,131 Series A warrants remain outstanding.

   In June 1997, we conducted a private placement of units at $5.00 per unit. Each of these units consisted of two shares of common stock and one warrant which entitles its holder to purchase one share of common stock at an exercise price of $3.50 per share. In the private placement, we sold 204,000 units for the gross proceeds of $1,020,000. In February 1998, we effectively reduced the price of the units from $5.00 per share to $4.00 per unit and issued an additional 102,000 shares of common stock. As of the date of this prospectus, all 204,000 of these warrants are outstanding.

   In February 1998, we granted warrants to Ermgassen & Co. Ltd. as a finders' fee in connection with the sale of shares of the Series C preferred stock. The warrants allow Ermgassen & Co. to purchase up to 37,838 shares of our common stock at an exercise price of $1.85 over a five year period. All 37,838 of these warrants are outstanding as of the date of this prospectus.

   In March 2000, we granted warrants to Ermgassen & Co. Ltd. as a finders' fees in connection with the sale of common shares. The warrants allow Ermgassen & co. to purchase up to 36,067 shares of common stock at an exercise price of $6.80 over a five year period. All 36,067 of these warrants are outstanding as of the date of this prospectus.

Stock Option Plan

   We have adopted a 1997 stock option plan, which permits us to grant options to our employees, officers, directors, consultants and independent contractors. We may issue an aggregate of 2,000,000 shares of common stock pursuant to the stock option plan. As of the date of this prospectus, we have granted under the stock option plan options to purchase an aggregate of 1,136,300 shares of common stock, at exercise prices ranging from $2.00 to $6.00 per share, to our employees, officers, directors and consultants.

Dividends

   We do not expect to pay cash dividends on our common stock in the foreseeable future.

Transfer Agent

   The transfer agent for our common stock is Computershare Investor Services, 12039 West Alameda Parkway, Suite Z-2, Lakewood, Colorado 80228.

                                 LEGAL MATTERS

   Certain legal matters with respect to the shares of common stock offered hereby will be passed upon for us by Oppenheimer Wolff & Donnelly LLP, Newport Beach, California.

                                    EXPERTS

   Arthur Andersen SA, independent auditors, have audited, as set forth in their report appearing elsewhere in this prospectus, our financial statements as of December 31, 1999, 1998 and 1997. We have included our financial statements in the prospectus in reliance on Arthur Andersen SA's report, given on their authority as experts in accounting and auditing.

   Berk Katwijk Accountants, independent auditors, have audited, as set forth in their report appearing elsewhere in this prospectus, financial statements of Stockdata Amsterdam BV as of December 31, 1998 and 1997. We have included Stockdata Amsterdam BV's financial statements in the prospectus in reliance on Berk Katwijk Accountants' report, given on their authority as experts in accounting and auditing.

                             AVAILABLE INFORMATION

   We are subject to the informational requirements of the Securities Exchange Act of 1934, which requires us to file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material can also be obtained from the public reference section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC's Web site is http://www.sec.gov.

   We have filed with the SEC a registration statement on Form SB-2 under the Securities Act of 1933 with respect to the shares covered by this prospectus. As permitted by the rules and regulations of the SEC, this prospectus, which is part of the registration statement, omits certain information, exhibits, schedules and undertakings set forth in the registration statement. Copies of the registration statement and the exhibits are on file with the SEC and may be obtained from the SEC's web site or upon payment of the fee prescribed by the SEC, or may be examined, without charge, at the offices of the SEC set forth above. For further information, reference is made to the registration statement and its exhibits.

                         INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
   FIRSTQUOTE INC.

   Independent Auditors' Report...........................................   F-1

   Consolidated Balance Sheets at December 31, 1999 and 1998..............   F-2

   Consolidated Statements of Operations for the years ended December 31,
    1999 and 1998.........................................................   F-3

   Consolidated Statements of Cash Flows for the years ended December 31,
    1999 and 1998.........................................................   F-4

   Consolidated Statements of Stockholders' Equity (Deficit) for the years
    ended December 31, 1999 and 1998......................................   F-5

   Notes to Consolidated Financial Statements.............................   F-6

   Unaudited Condensed Balance Sheet at September 30, 2000................  F-19

   Unaudited Condensed Consolidated Statements of Operations for the nine months ended September 30, 2000 and September 30, 1999................  F-20

   Unaudited Condensed Consolidated Statements of Cash Flows for the nine months ended September  30, 2000 and September 30, 1999...............  F-21

   Notes to Unaudited Condensed Financial Statements......................  F-22

   STOCKDATA AMSTERDAM BV

   Report of Independent Auditors.........................................  F-23

   Balance Sheets as of December 31, 1998 and 1997........................  F-24

   Statements of Income for the years ended December 31, 1998 and 1997....  F-26

   Notes to Financial Statements..........................................  F-27

   Unaudited Statements of Income for the nine months ended September 30,
    1999 and 1998.........................................................  F-36

   Notes to Unaudited Statements of Income................................  F-37

   PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

   Notes to Pro Forma Consolidated Statements of Operations...............  F-38

   Unaudited Pro Forma Consolidated Statement of Operations for the year ended December 31, 1999...............................................  F-40

   Unaudited Pro Forma Consolidated Statement of Operations for the nine months ended September 30, 1999.......................................  F-41

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders
FirstQuote Inc., Delaware

   We have audited the accompanying consolidated balance sheets of FirstQuote Inc. and its subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years then ended. The consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

   We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of FirstQuote Inc. and its subsidiaries as of December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

                                          Arthur Andersen S.A.

Geneva
March 29, 2000



  The accompanying notes are an integral part of these consolidated financial statements.

                        FIRSTQUOTE INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                        As Of December 31, 1999 and 1998
                            (Currency--U.S. dollars)

                                                           December 31,
                                                     -------------------------
                                                         1999         1998
                                                     ------------  -----------
                       ASSETS                         (Audited)     (Audited)
                       ------

CURRENT ASSETS
  Cash and cash equivalents......................... $  1,093,630  $   229,450
  Trade accounts receivable, net....................      616,168      191,229
  Subscriptions receivable from stockholders........          --           --
  Prepaid expenses and other receivables............      810,608       62,108
                                                     ------------  -----------
    Total current assets............................    2,520,406      482,787
                                                     ============  ===========
NON-CURRENT ASSETS
  Property and equipment, net.......................    1,525,400    1,130,563
  Goodwill..........................................    3,307,110          --
  Other assets......................................        8,699       28,487
                                                     ------------  -----------
    Total non-current assets........................    4,841,209    1,159,050
                                                     ------------  -----------
    Total Assets.................................... $  7,361,615  $ 1,641,837
                                                     ============  ===========

        LIABILITIES AND STOCKHOLDERS' EQUITY
        ------------------------------------

CURRENT LIABILITIES
  Trade accounts payable............................ $  1,547,028  $   658,700
  Accrued liabilities...............................      807,341      102,274
  Current portion of capital lease obligations......      142,626      146,481
  Advances/convertible loans from stockholders/
   related parties..................................          --     1,000,000
  Deferred income...................................      895,747      170,808
                                                     ------------  -----------
    Total current liabilities.......................    3,392,742    2,078,263
                                                     ------------  -----------
LONG TERM CAPITAL LEASE OBLIGATIONS
  Capital lease obligation, net of current portion..       29,177      166,621
                                                     ------------  -----------
STOCKHOLDERS' EQUITY
  Preferred Stock, $0.001 par value, 10,000,000
   shares authorized;
    Class A: 6,500 and 68,500 shares issued and
     outstanding....................................            7           69
    Class B: 1,923,716 shares issued and
     outstanding....................................        1,924        1,924
    Class C: 3,783,784 shares issued and
     outstanding....................................        3,784          --
    Class D: 197,815 shares issued and outstanding..          198          --
  Common Stock, $0.0001 par value, 20,000,000 shares
   authorized.......................................        6,423        5,781
  6,423,409 and 5,781,309 shares issued and
   outstanding Additional paid-in capital...........   16,703,759    6,381,315
  Cumulative translation adjustment.................      907,495     (148,610)
  Accumulated deficit...............................  (13,683,893)  (6,843,526)
                                                     ------------  -----------
    Total stockholders' equity......................    3,939,697     (603,047)
                                                     ------------  -----------
    Total Liabilities and Shareholders' Equity...... $  7,361,616  $ 1,641,837
                                                     ============  ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                        FIRSTQUOTE INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                 For The Years Ended December 31, 1999 and 1998
                            (Currency--U.S. dollars)

                                                        For the Year Ended
                                                           December 31,
                                                      ------------------------
                                                         1999         1998
                                                      -----------  -----------
                                                       (Audited)    (Audited)
REVENUE.............................................. $ 1,778,459  $   534,715

OPERATING EXPENSES
  Cost of Revenue....................................   2,157,659    1,209,387
  Selling & Market Development Expenses..............     405,256      221,210
  General & Administrative Expenses..................   4,796,643    2,861,662
                                                      -----------  -----------
                                                        7,359,558    4,292,259
                                                      -----------  -----------
OPERATING RESULT.....................................  (5,581,099)  (3,757,544)

OTHER INCOME AND EXPENSES
  Interest Income/(Expense)..........................      99,536       (3,441)
  Foreign Exchange Gain/(Loss), net..................  (1,358,805)     339,756
                                                      -----------  -----------
                                                       (1,259,269)     336,315
                                                      -----------  -----------
NET LOSS............................................. $(6,840,368) $(3,421,229)
                                                      ===========  ===========
Basic and diluted weighted average
 number of common shares.............................   6,102,359    5,781,309
                                                      ===========  ===========
Basic and diluted net loss per common share.......... $     (1.12) $     (0.59)
                                                      ===========  ===========



  The accompanying notes are an integral part of these consolidated financial statements.

                        FIRSTQUOTE INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                 For The Years Ended December 31, 1999 and 1998
                            (Currency--U.S. Dollars)

                                                      Year Ended December 31,
                                                      ------------------------
                                                         1999         1998
                                                      -----------  -----------
                                                       (Audited)    (Audited)
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net Loss............................................ $(6,840,367) $(3,421,229)
 Adjustments to reconcile net loss to net cash used
  in operating activities:
  Exchange (gain)/loss...............................   1,358,805     (339,756)
  Depreciation and amortization......................     646,699      520,421
  Provision for doubtful debtors.....................      88,875       15,840
  Interest accrued on loans payable..................         --         5,417
  Stock and stock options issued as compensation
   cost..............................................     125,000          --
  Write-off of goodwill..............................      21,336          --
 Increase/decrease resulting from changes in:
  Trade accounts receivable..........................    (271,947)    (141,138)
  Prepaid expenses and other receivables.............    (304,052)      75,999
  Trade accounts payable.............................     320,886      463,766
  Accrued liabilities and provisions.................     249,912      (77,174)
  Deferred income....................................     179,516      137,052
                                                      -----------  -----------
    Net cash used-in operating activities............  (4,425,337)  (2,760,802)

CASH USED IN INVESTING ACTIVITIES:
 Purchase of equipment...............................    (540,942)    (464,211)
 Purchase of subsidiary..............................    (245,031)         --
 Other non-current asset expenditures................    (102,291)      (2,613)
                                                      -----------  -----------
    Net cash used-in investing activities............    (888,264)    (466,824)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:
 Issuance of stock...................................   7,000,000          --
 Commission on issuance of stock.....................     (70,000)         --
 Issuance of stock upon exercise of warrants.........     681,275          --
 Issuance of stock upon exercise of options..........      20,000          --
 Collection of stock subscriptions receivable........         --     2,000,000
 Advances from stockholders and related parties......         --     1,000,000
 Payment to stockholder and related party............         --           --
 Reimbursements of advances from stockholders and
  related parties....................................  (1,000,000)     (96,089)
 Payment of capital lease obligations................    (150,795)     (75,537)
                                                      -----------  -----------
    Net cash provided by financing activities........   6,480,480    2,828,374
Effect of Exchange Rate Changes on Cash and cash
 equivalents.........................................    (302,699)      59,438
NET (DECREASE)/INCREASE IN CASH AND CASH
 EQUIVALENTS.........................................     864,180     (339,814)
CASH AND CASH EQUIVALENTS AT BEGINNING...............     229,450      569,264
                                                      -----------  -----------
CASH AND CASH EQUIVALENTS AT END..................... $ 1,093,630  $   229,450
                                                      -----------  -----------

  The accompanying notes are an integral part of these consolidated financial statements.

                        FIRSTQUOTE INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                 For The Years Ended December 31, 1999 and 1998
                            (Currency--U.S. Dollars)

                                              Class A                                           Class D
                                             Preferred         Class B          Class C        Preferred
                            Common stock       stock       Preferred stock  Preferred stock      stock
                          ---------------- --------------- ---------------- ---------------- --------------
                           Shares   Amount Shares   Amount  Shares   Amount  Shares   Amount Shares  Amount
                          --------- ------ -------  ------ --------- ------ --------- ------ ------- ------
Balance at December 31,
 1997...................  5,375,272 5,375  147,938   148   1,923,716 1,924        --    --       --   --
Issuance of common stock
 to repay convertible
 loan...................    145,161   145
Conversion of preferred
 to common stock........    158,876   159  (79,438)  (79)
Issuance of common stock
 as a result of price
 reset on private
 placement units........    102,000   102
Net loss................
Translation loss........
                          --------- -----  -------   ---   --------- -----  --------- -----  -------  ---
Balance at December 31,
 1998...................  5,781,309 5,781   68,500    69   1,923,716 1,924        --    --       --   --
Conversion of preferred
 to common stock........    124,000   124  (62,000)  (62)
Issuance of preferred
 stock through private
 placement offering.....                                                    3,783,784 3,784
Issuance of common stock
 pursuant to agreement
 with Townsend
 Analytics, Ltd.........    135,000   135
Issuance of common stock
 pursuant to exercise of
 warrants and stock
 options................    204,650   205
Issuance of stock
 pursuant to purchase of
 Stockdata B.V..........    178,450   178                                                    197,815  198
Net loss................
Translation gain........
                          --------- -----  -------   ---   --------- -----  --------- -----  -------  ---
Balance at December 31,
 1999...................  6,423,409 6,423    6,500     7   1,923,716 1,924  3,783,784 3,784  197,815  198
                          ========= =====  =======   ===   ========= =====  ========= =====  =======  ===

                          Additional  Cumulative                   Total
                           paid in    translation Accumulated  stockholders' Comprehensive
                           capital    adjustment    deficit     equity less      Loss
                          ----------  ----------- -----------  ------------- -------------
Balance at December 31,
 1997...................   6,156,642     131,707   (3,422,297)   2,873,499    (3,290,590)
Issuance of common stock
 to repay convertible
 loan...................     224,855                               225,000
Conversion of preferred
 to common stock........         (80)                                  --
Issuance of common stock
 as a result of price
 reset on private
 placement units........        (102)                                  --
Net loss................                           (3,421,229)  (3,421,229)   (3,421,229)
Translation loss........                (280,317)                 (280,317)     (280,317)
                          ----------   ---------  -----------   ----------    ----------
Balance at December 31,
 1998...................   6,381,315    (148,610)  (6,843,526)    (603,047)   (3,701,546)
Conversion of preferred
 to common stock........         (62)                                  --
Issuance of preferred
 stock through private
 placement offering.....   6,926,216                             6,930,000
Issuance of common stock
 pursuant to agreement
 with Townsend
 Analytics, Ltd.........     249,865                               250,000
Issuance of common stock
 pursuant to exercise of
 warrants and stock
 options................     701,070                               701,275
Issuance of stock
 pursuant to purchase of
 Stockdata B.V..........   2,445,347                             2,445,723
Net loss................                           (6,840,367)  (6,840,367)   (6,840,367)
Translation gain........               1,056,106                 1,056,106     1,056,106
                          ==========   =========  ===========   ==========    ==========
Balance at December 31,
 1999...................  16,703,751     907,496  (13,683,893)   3,939,893    (5,874,263)
                          ==========   =========  ===========   ==========    ==========

                        FIRSTQUOTE INC. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        As of December 31, 1999 and 1998

1. Description of the Company and its subsidiaries

   FirstQuote Inc. (previously Virtual Telecom, Inc., the "Company") was incorporated in Delaware on July 3, 1996 for the purpose of holding all the shares of FirstQuote SA (previously Virtual Telecom SA), a Swiss corporation formed in 1994. The owners of FirstQuote SA contributed all of the FirstQuote S.A. shares in consideration for 3,194,540 common shares of FirstQuote Inc. The accompanying financial statements have been prepared as if the acquisition had occurred at FirstQuote SA's inception (May 19, 1994), using the historical costs of each entity.

   Unless the context otherwise requires, all references to the Company include its wholly-owned subsidiaries, FirstQuote SA, a Swiss corporation, FirstQuote Limited, an English corporation founded in December 1997, and FirstQuote Stockdata BV, a Dutch corporation.

   The Company has incurred operating losses and negative cash flows since inception. As of December 31, 1999 the Company had a working capital deficit of $872,337. In March 2000, the Company sold 1,061,057 shares of Common Stock for a total consideration of $7,155,184. The plan of operations for 2000 and thereafter will require increases in expenditures above those incurred to date. The ability of the Company to continue operations as planned will be dependent on the ability of the Company to generate increased revenues, produce positive margins and/or raise additional finance.

2. Summary of significant accounting policies

 Principles of consolidation

   The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Use of estimates

   The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue recognition

   The Company's subsidiary develops, installs, and maintains systems that allow its clients to access the financial information and market data services that it provides over an Internet connection as well as to access the Internet at large. The Company therefore derives both single installation and recurring revenues.

   Installation revenues and related costs are recognized upon completion of installation. Where installation revenues exceed installation costs, then installation revenues are recognized over the service period and not at installation.

   Recurring revenues for financial data services and network services are normally invoiced in advance. The resulting amount of unearned income not attributable to the period of invoicing is reflected under current

                        FIRSTQUOTE INC. AND SUBSIDIARIES

                        As of December 31, 1999 and 1998

liabilities as deferred revenue, and recognized in the profit and loss account according to the month of applicability of the underlying services.

Foreign currency translation

   The Company accounts for foreign currency transactions in accordance with Statement of Financial Accounting Standard (SFAS) No. 52, "Foreign Currency Translation" which provides for the translation of assets and liabilities at the end of period current rate and of operations and cash flows at the rates existing at the date of the transaction, or appropriate average. Foreign currency transactions are translated into the functional currency at the rate existing at the date of the transaction and outstanding balances are revalued at the year-end rate with the resulting exchange gain or loss being included in the statement of operations.

   The functional currency of the Company's main operating subsidiary, FirstQuote SA, is the Swiss Franc (CHF), and of FirstQuote Stockdata BV is the Dutch Guilder (NLG). The functional currency of FirstQuote Inc. and FirstQuote Limited is US dollars.

   The resulting gain or loss on translation into the reporting currency is included as a separate component of equity under "cumulative translation adjustment".

Cash and cash equivalents

   The Company considers all highly liquid debt instruments with an initial maturity of three months or less to be cash equivalents.

Property and equipment

   Property and equipment is stated at cost and depreciated using the straight-line method over their estimated useful lives, ranging from 3 to 5 years. Leasehold improvements are depreciated over the shorter of the life of the lease or the life of the asset. Upon sale, any gain or loss is included in the statement of operations. Maintenance and minor replacements are charged to operations as incurred.

Goodwill

   Goodwill is computed as being the difference between the purchase price and the fair value of the net assets acquired.

   Goodwill is amortized over the estimated product or technology cycle of the underlying acquisition, generally being three years.

   The Company reviews goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount of the underlying asset may not be recoverable. Such carrying amount is reduced to its estimated fair value in the period the asset is determined to be impaired.

Income taxes

   The Company utilizes the liability method to account for income taxes. Under this method, deferred taxes are determined based on the differences between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

   The Company's subsidiary, FirstQuote SA, is incorporated in Switzerland. The tax charge in Switzerland is an accumulation of the taxes due to the city, the canton (state) and the federal authorities.

                        FIRSTQUOTE INC. AND SUBSIDIARIES

                        As of December 31, 1999 and 1998


Stock-based Compensation

   The Company accounts for stock based compensation in accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", which provides for a fair value based method of accounting for grants of equity instruments to employees or suppliers in return for goods or services. With respect to stock-based compensation to employees, SFAS No. 123 permits the continued application of the provisions prescribed by APB Opinion No. 25. However, pro forma disclosure of net income and earnings per share must be presented as if the fair value based method had been applied in measuring compensation cost.

   The Company has elected to continue with the accounting method prescribed by APB Opinion No. 25 and presented the required pro forma disclosures of SFAS 123 in Note 11.

   The Company has elected to continue with the accounting method prescribed by APB Opinion No. 25 and presented the required pro forma disclosures of SFAS 123 in Note 0.

Fair value of financial instruments

   The carrying value of financial instruments included in current assets and liabilities approximates fair value because of the short maturity of these items.

Segment Reporting

   Statement No. 131, Disclosures about Segments of an Enterprise and Related Information, requires certain disclosures about segments of an enterprise, if applicable, and major customers. The Company manages its activities as one segment under the guidelines of this standard.

Advertising expenditure

   Advertising is expensed as incurred.

Net loss per common share

   Net loss per common share is based on the net loss divided by the weighted average number of common shares outstanding.

   Convertible preferred stock and outstanding warrants have not been included, as their effect would be antidilutive.

Recent Accounting Pronouncements

   Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (Issue Date 6/98) establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative's fair value be recognized in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. Statement No. 133 is effective for fiscal years beginning after June 15, 2000 and must be applied to (a) derivative instruments and (b) certain derivative instruments embedded in hybrid contracts that were issued, acquired, or substantively modified after December 31, 1997. The Company has not yet quantified the impact of adopting Statement No. 133.

                        FIRSTQUOTE INC. AND SUBSIDIARIES

                        As of December 31, 1999 and 1998


Reclassifications

   Certain reclassifications have been made to the prior year financial statements to conform to the current year's presentation.

3. Trade Receivables

                                                              December 31,
                                                           --------------------
                                                             1999       1998
                                                           ---------  ---------
   Trade accounts receivable.............................. $ 727,050  $ 205,764
   Less: Allowance for doubtful accounts..................  (110,882)   (14,535)
                                                           ---------  ---------
   Trade accounts receivable, net......................... $ 616,168  $ 191,229
                                                           =========  =========

   Accrued income of $175,207 and (1998: $170,808) is included in trade accounts receivable.

4. Acquisition of Stockdata BV

   In December 1999, the Company acquired all of the outstanding capital shares of Stockdata Amsterdam BV, a limited liability company organized under the laws of The Netherlands and located in Amsterdam, The Netherlands. Stockdata is engaged in the distribution of real-time market data products to the Benelux region, primarily through the use of datacast technologies via cable networks. Subsequent to the acquisition, the name of the acquired company was changed to FirstQuote Stockdata BV.

   The acquisition was conducted pursuant to a Securities Purchase Agreement dated December 24, 1999 between the Company and the stockholders of Stockdata. Pursuant to the agreement, the Stockdata stockholders transferred to the Company all of the outstanding capital shares of Stockdata in consideration of the Company's payment of up to $3,750,000, payable as follows: $245,031 in cash; $1,059,239 in the assignment to the Stockdata shareholders of Stockdata receivables; and the Company's issuance of 197,815 shares of Series D preferred stock and 148,450 shares of common stock, all such shares being valued at approximately $6.50 per share. The value of the shares was based on a moving average of the Company's closing stock price, subject to a collar.

   An additional 30,000 of the Company's common shares are issuable to the sellers 18 months from the closing date, subject to the Company's right to offset against the shares any damages or costs it incurs as a result of sellers' breach of any of its representations, warranties or agreements under the Securities Purchase Agreement. The value of this contingent consideration has been included in the cost of acquisition and recorded at the date of acquisition.

   The net assets acquired were valued at their recorded fair value at the date of acquisition, based on management estimate. The purchase price was allocated as follows:

       Receivables due from stockholders............................ $1,059,239
       Other current assets.........................................    435,245
       Property and equipment.......................................    509,294
       Current liabilities.......................................... (1,582,224)
       Goodwill.....................................................  3,328,446
                                                                     ----------
                                                                     $3,750,000

                        FIRSTQUOTE INC. AND SUBSIDIARIES

                        As of December 31, 1999 and 1998


   The receivables due from stockholders were assigned to the Stockdata shareholders as part of the purchase consideration simultaneously upon closing and the Company will not receive any portion of the amounts collected on the receivables. As a result no allowances was provided against their recoverability.

   The acquisition was accounted for under the purchase method of accounting. The results of operations of Stockdata for the period from the date of the acquisition have been included in the consolidated financial statements.

   The following unaudited pro forma information presents the results of operations of the Company as if the acquisition had taken place on January 1 of each year:

                                                            December 31,
                                                       ------------------------
                                                          1999         1998
                                                       -----------  -----------
Revenue............................................... $ 4,036,237  $ 3,170,274
Net loss, after amortised goodwill....................  (7,874,477)  (4,597,184)
Amortised goodwill included in net loss...............  (1,136,591)  (1,314,245)
Basic and diluted net loss per share..................       (1.28)       (0.77)

   The unaudited consolidated pro forma information is not necessarily indicative of the combined results that would have occurred had the acquisition occurred on those dates, nor is it indicative of the results that may occur in the future.

5. Property and Equipment

   Property and equipment consists of the following:

                                                             December 31,
                                                        -----------------------
                                                           1999         1998
                                                        -----------  ----------
Software............................................... $    20,008  $   23,761
Computer equipment.....................................   1,775,514     773,837
Computer equipment under capital lease.................      41,840      48,393
Furniture and fixtures.................................     159,435     112,387
Vehicles under capital lease...........................      74,851      61,065
Network equipment under capital lease..................     759,186     878,085
                                                        -----------  ----------
                                                          2,830,834   1,897,528
Less: Accumulated Depreciation.........................  (1,305,434)   (766,965)
                                                        -----------  ----------
                                                        $ 1,525,400  $1,130,563
                                                        -----------  ----------

   Depreciation for the year amounted to $646,699 and (1998: $520,421), including $295,837 (1998: $301,828) in depreciation of assets under capital leases.

                        FIRSTQUOTE INC. AND SUBSIDIARIES

                        As of December 31, 1999 and 1998


6. Goodwill

   Goodwill results from the excess of purchase cost over the estimated fair value of net assets acquired resulting from the acquisition of Stockdata Amsterdam BV, as described in Note 4. An amount of $3,328,446 was allocated to goodwill to be amortized over three years.

                                                                December 31,
                                                              -----------------
                                                                 1999     1998
                                                              ----------  -----
      Goodwill upon acquisition of subsidiary................ $3,328,446  $ --
      Less: Accumulated amortisation.........................    (21,336)   --
                                                              ----------  -----
      Goodwill, net.......................................... $3,307,110  $ --
                                                              ==========  =====

7. Capital lease obligations

   The Company's Swiss subsidiary is obligated under capital leases (network, computer and cars) and operating leases (offices) expiring at various dates through September 2002.

   Minimum lease payments for leases that have initial or remaining non-cancelable terms in excess of one year are:

                                                 Operating Leases Capital Leases
                                                 ---------------- --------------
Future minimum lease payments:
  2000..........................................     $396,547        $157,916
  2001..........................................      339,268          13,597
  2002..........................................      197,510           9,577
  2003..........................................      125,894             811
                                                     --------        --------
Minimum lease payments..........................     $933,325         181,090
                                                     --------
Less: Amount representing interest..............                        9,287
                                                                     --------
                                                                      171,803
Less: Current maturities........................                      142,626
                                                                     --------
Long term capital lease obligations.............                     $ 29,177
                                                                     ========

8. Advances and convertible loans from stockholders and related parties

   As at December 31, 1998 the Company owed $1,000,000 in respect of a loan convertible into preferred stock of the Company upon the conclusion of additional equity financing, or redeemable, at the option of the lender. In January 1999, the loan was converted into 540,541 shares of Series C Preferred Stock (see Note 12). No interest was paid on the loan, nor did it carry any beneficial conversion features.

9. Related party transactions

Software Solution provider

   In January 1997 the Company entered into a software distributor agreement with a financial software solution provider as disclosed in Note 10.

                        FIRSTQUOTE INC. AND SUBSIDIARIES

                        As of December 31, 1999 and 1998


Employment agreements

   Commencing May 1, 1996, the Company entered into five-year term employment agreements with two stockholders. Both agreements provide for compensation of at least approximately $5,600 per month plus monthly car allowances of approximately $400 per month. The agreements can be extended up to three additional three-year terms and are subject to yearly consumer price index increases. Total compensation paid under these agreements amounted to $221,426 (1998: $144,480).

Office lease

   The Company entered into a month to month sublease agreement with a company affiliated with a stockholder, whereby the Company recovers certain costs for the use of its premises, utilities and computer systems usage. The agreement was terminated in June 1999. Amounts charged to the affiliate during the year amounted to approximately $5,400 (1998: $9,000).

10. Major agreements

Network equipment service agreement

   In September 1996, the Company entered into an equipment purchase and network maintenance service agreement with a major computer equipment manufacturer, whereby the Company committed to outsource the maintenance and operation of the network for a total of approximately $635,000 from 1997 through 2000. Decreasing cancellation fees apply if the Company terminates the agreement before the end of the four-year term of the agreement, ranging from approximately $480,000 to $100,000.

   During December 1998, the Company concluded negotiations to take over certain operations and maintenance elements envisaged within the agreement for a reduction in the amount of ongoing payments.

   There are other major suppliers of similar equipment and services. A change in supplier, however, could cause disruption in service and a possible loss of revenues which would adversely affect future operating results.

License to use and disseminate stock market information

   In August 1996, the Company entered into a 30-month license agreement to use and disseminate stock market information. After the initial term, the agreement is renewable in twelve-month increments, with a 90-day cancellation notice period. According to the default terms of the agreement, a twelve-month renewal period commenced in February 2000.

Financial software solution provider

   In January 1997 the Company entered into a 3-year software distributor agreement with a financial software solution provider based in the USA controlled by a director of the Company. Under the agreement, the Company is required to pay royalties based on the number of its clients using the software. After the initial term, the agreement is renewable on a 12 month basis. A 90-day cancellation period applies throughout the contract.

   In December 1998 the Company extended the scope of this agreement whereby the software provider agreed not to undertake any new licensing agreements for Switzerland, Germany, France, and the Benelux countries until December 31, 2001. Under the terms of the agreement, the Company was committed to paying a

                        FIRSTQUOTE INC. AND SUBSIDIARIES

                        As of December 31, 1999 and 1998

single amount of $500,000 ($250,000 of which was settled in February 1999 in cash and the remainder in March 1999 through the issuance of 135,000 common shares), and is further committed to minimum royalty payments of $50,000 per month from July 1, 1999, $100,000 per month from January 1, 2000 and $150,000 per month from July 1, 2000.

   While there are other providers of related financial software solutions on the market, the specialist nature of the software solutions provided under the agreement means that the Company places significant reliance on this supplier in terms of securing future revenues.

11. Income Taxes

   Deferred income tax assets and liabilities are provided for temporary differences between financial statement income and amounts currently taxable.

   For US tax reporting purposes the Company has a net operating loss carry forward of approximately $1,786,144 (1998: $1,034,443) to offset federal income taxes which expire at different dates through the year 2013. These net operating losses could be restricted due to a change in the Company's ownership.

   For Swiss reporting purposes the Company has a net operating loss carry forward of $11,987,490 (1998: $5,826,944) to offset federal income taxes in Switzerland which expire between the years 2003 and 2006.

   Temporary differences that give rise to deferred income tax assets and liabilities are:

                                                            December 31,
                                                       ------------------------
                                                          1999         1998
                                                       -----------  -----------
   Net operating loss carry forward................... $ 3,484,374  $ 1,760,666
   Less: Valuation allowance..........................  (3,484,374)  (1,760,666)
                                                       -----------  -----------
   Net deferred tax asset............................. $       --   $       --
                                                       -----------  -----------

   A valuation allowance is used to reduce the deferred tax asset to a level which, more likely than not, will be realized. A valuation allowance for the full amount of deferred tax assets has been recorded since certain doubts exist regarding the use of the tax losses carried forward to offset future taxable income.

12. Stockholders' equity

Common Stock

   The Company is authorized to issue 20,000,000 shares of Common Stock, $.001 par value ("Common Stock"). As of December 31, 1999, 6,423,409 shares were issued and outstanding and held by approximately 313 stockholders of record.

   As of December 31, 1999, there are no outstanding options, warrants or other securities, which upon exercise or conversion entitle their holder to acquire shares of Common Stock, other than the Unit Warrants, Series A, B and C Preferred Stock and options issued under the Stock Option Plan, described below.

   Holders of shares of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The approval of proposals submitted to stockholders at a meeting other than for the election of directors requires the favorable vote of a majority of the shares voting, except in the case of certain fundamental matters (such as certain amendments to the Certificate of Incorporation, and certain mergers and

                        FIRSTQUOTE INC. AND SUBSIDIARIES

                        As of December 31, 1999 and 1998

reorganizations), in which case Delaware law and the Company's Bylaws require the favorable vote of at least a majority of all outstanding shares. Stockholders are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefore, and in the event of liquidation, dissolution or winding up of the Company to share ratably in all assets remaining after payment of liabilities. The holders of shares of Common Stock have no pre-emptive, conversion, subscription or cumulative voting rights.

   In April 1998, the Company issued 145,161 shares of its common stock in conversion of $225,000 of loan principal at a price of $1.55 per share.

   In March 1999, the Company issued 135,000 shares in settlement of half of the amount due to the financial software solution provider as reflected in Note 10.

   In December 1999, the Company issued 178,450 shares as an element of the purchase consideration for the acquisition of Stockdata BV, as reflected in
Note 4.

   In March 2000, by way of a private placement, the Company sold 1,061,057 shares of its Common Stock for a total consideration of $7,155,184.

Preferred Stock

   The Company is authorized to issue 10,000,000 shares of preferred stock, $.001 par value ("Preferred Stock"). The Company's Board of Directors is authorized to issue from time to time, without shareholder authorization, in one or more designated series or classes, any or all of the authorized but unissued shares of Preferred Stock with such dividend, redemption, conversion and exchange provisions as may be provided in the particular series.

   The Board of Directors of the Company designated an initial series of Preferred Stock as "Series A Preferred Stock" consisting of 750,000 authorized shares with a par value of $0.001 and a liquidation preference of $3.50. In November 1997 the conversion price of the Series A Preferred Stock was reset to $1.75 per share, which allows converting one Series A Preferred Stock into two shares of Common Stock. The Series A Preferred Stock does not carry dividend rights or any other rights senior to the Common Stock and has equal voting rights with the Common Stock. The Series A Preferred Stock is redeemable by the Company, at a price equal to the liquidation preference plus any unpaid dividends, at the earlier of one year from the date of initial issuance or upon the closing of a public offering of the Company's Common Stock where immediately following such offering the Common Stock is listed on the New York Stock Exchange or the NASDAQ Stock Market. No shares of Series A Preferred Stock shall be redeemed without the consent of the majority of outstanding shares of Series B Preferred Stock.

   During 1996, the Company issued 283,781 units of its securities ("Units"), each Unit consisting of one share of Series A Preferred stock and one Common Stock purchase warrant ("Unit Warrant") for a total consideration of $875,520, net of $117,713 in issuance costs. In connection therewith, the Company also issued 200,000 shares of its common stock to related parties as commissions for the issuance of the Units. The shares were valued at $.25 a share, the opening trading price of the Company's stock in November 1996, resulting in a $50,000 deduction from the Preferred Stock proceeds.

   As at December 31, 1999 277,281 shares of Series A Preferred Stock had been converted into 554,562 Common Shares, and 6,500 shares of Series A Preferred Stock remained outstanding. In February 1999, a further 5,000 shares of Series A Preferred Stock were converted.

                        FIRSTQUOTE INC. AND SUBSIDIARIES

                        As of December 31, 1999 and 1998


   In December 1997, the Board of Directors of the Company designated a second series of preferred shares as "Series B Preferred Stock" consisting of 1,923,716 authorized shares with a par value of $0.001. On December 30, 1997, the Company sold 1,923,716 shares of its Series B Preferred Stock to three affiliated Alta-Berkeley venture capital funds (collectively referred to as "Alta-Berkeley") for $3,000,000 of which $1,000,000 was received in December 1997 and $2,000,000 in March 1998.

   In January 1999, the Board of Directors of the Company designated a third series of preferred shares as "Series C Preferred Stock" consisting of 3,783,784 authorized shares with a par value of $0.001. On January 25, 1999, the Company sold 3,783,784 shares of its Series C Preferred Stock to five parties, including Alta-Berkeley, two other venture capital funds, a bank and a private investor, for a total consideration of $7,000,000.

   Concurrent with the issuance of the Series B Preferred Stock, the Company and Alta-Berkeley entered into an Investors' Rights Agreement, which has been amended to include the holders of the Series C Preferred Stock. Pursuant to the terms of this agreement, the Company increased the authorized number of its directors to nine. Holders of the shares of both the Series B Preferred Stock as a class, and the Series C Preferred Stock as a class, are each entitled to elect two members of the Company's Board (four in total). In addition, the Company has granted the holders of the Series B Preferred Stock and the Series C Preferred Stock (the "Holders") the right of first refusal to purchase a pro rata share of any new equity securities which the Company may issue. The right of first refusal expires on January 24, 2006. The Investors' Rights Agreement also grants the Holders registration rights in certain circumstances as well as certain approval and disclosure rights over certain management and strategic matters.

   The shares of both the Series B Preferred Stock and the Series C Preferred Stock have a liquidation preference of the greater of (i) $3.50 per share if the event of liquidation, dissolution or winding up occurs on or before December 31, 2000 and thereafter of $5.20 per share and (ii) $1.85 plus a pro-rata share of any excess liquidation proceeds accruing to the common shareholders. The shares are all convertible at any time into shares of the Company's Common Stock on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights, and have full voting rights.

Warrant Issues

   During 1996, the Company issued 283,781 units ("Units") of its securities, each Unit consisting of one Series A Preferred Share and one Common Stock purchase warrant ("Unit Warrant").

   During 1997, the Company issued a further 204,000 units ("Units") of its securities, each Unit consisting of two Common Shares and one Unit Warrant.

   Each Unit Warrant entitles its holder to purchase one share of Common Stock at an exercise price of $3.50 per share until December 31, 2000, at which time the unexercised Unit Warrants shall expire by their own terms. The Unit Warrants are subject to anti-dilution provisions.

   As at December 31, 1999 194,650 Unit Warrants had been exercised and 293,131 Unit Warrants remained outstanding. In February 1999, a further 130,000 Unit Warrants were exercised.

Stock Option Plan

   During 1997, the Company adopted a Stock Option Plan (the "Plan"). As at December 31, 1999 a total of 750,000 common shares may be issued under the Plan and have been reserved by the Directors for that purpose. Pursuant to the issuance of the Series C Preferred Stock an additional 400,000 shares were reserved for the Plan. The Board of Directors determines the terms and exercise prices of all options to be granted.

                       FIRSTQUOTE INC. AND SUBSIDIARIES

                       As of December 31, 1999 and 1998


   Officers and directors of the Company, as well as consultants, independent contractors or other service providers are eligible for "Non-qualified Options". Only employees of the Company or its subsidiaries (including officers and directors) are eligible to receive grants of "Incentive Stock Options". No option may be granted under the Plan after March 19, 2008, but options granted before that date may be exercisable after that date. Options granted under the Plan are subject to a minimum vesting period of one year.

   Pro forma information concerning the Company's net loss and earnings per share had compensation cost on all options granted been determined consistent with SFAS No. 123, is as follows:

                                                               Year Ended
                                                              December 31,
                                                          ---------------------
                                                             1999       1998
                                                          ---------- ----------
Net loss, as reported.................................... $6,840,368 $3,421,229
Net loss, pro forma......................................  8,370,902  3,470,629
Basic and diluted loss per share, as reported............ $     1.14 $     0.59
Basic and diluted loss per share, pro forma..............       1.40       0.60

   The effects of applying SFAS No. 123 in this pro-forma disclosure are not indicative of future amounts.

   The following additional information has been used in determining the above disclosures regarding the Plan:

                                                                Year Ended
                                                               December 31,
                                                            -------------------
                                                               1999      1998
                                                            ----------  -------
Weighted-average assumptive information used:
  Risk-free rate...........................................       5.00%    5.00%
  Expected life (days).....................................        992    1,113
  Expected volatility......................................        101%      57%
Weighted-average grant-date fair value of options.......... $     3.18  $  0.13
Options granted during the year:
  Directors and employees..................................    481,300  380,000
Fair value of options granted during the year:
  Directors and employees.................................. $1,530,534  $49,400

   A summary of the status of the Company's stock option plan as of December 31, 1999 and 1998 is presented below:

                                       Year ended December 31,
                               ------------------------------------------------
                                      1999                     1998
                               ------------------------ -----------------------
                                              Weighted-               Weighted-
                                               Average                 Average
                               Number of      Exercise  Number of     Exercise
                                Options         Price    Options        Price
                               ---------      --------- ---------     ---------
Outstanding at the beginning
 of the year.................    655,000        $2.00    310,000        $3.33
Add:Granted during the year..    481,300         5.85    380,000         2.00
Less:Exercised during the
 year........................     10,000         2.00        --           --
   Forfeited during the
    year.....................        --           --      35,000         2.00
                               ---------        -----    -------        -----
Outstanding at the end of the
 year........................  1,126,300        $2.97    655,000        $2.00
Weighted average remaining
 contractual life............        718 days                910 days
Exercisable at the end of the
 year........................    645,000        $2.12    200,000        $2.00
                               ---------        -----    -------        -----

                        FIRSTQUOTE INC. AND SUBSIDIARIES

                        As of December 31, 1999 and 1998

   In March 1998, the strike price applicable to all of the options existing at that time was reset to $2.00. Since the revised fair value of the options based on the reset strike price was lower than the amount originally recorded as compensation cost, no adjustment was made as a result of the reset.

13. Retirement plans

   All of the Company's Swiss-based employees, including its executive officers, are required to participate in the pension or retirement plans required by law in Switzerland, which are similar to defined contribution plans.

   The Assurance Vieillesse et Survivants ("AVS") is a state-administered plan, under which the Company and the employee each contribute an amount of 5.05% of salary to the AVS fund. The Prevoyance Professionnelle plan ("LPP") is administered by an independent insurance company whereby amounts of between 5% and 15% of each employee's compensation are contributed to the LPP fund. The Company and employees each contribute 50% of this cost. In addition to the legally required plans, the Company undertakes supplemental LPP programs for its management.

   The Company has no pension or retirement liability other than its obligation to make employer and employee contributions to the AVS and LPP funds. Amounts charged to income during the year in respect of the AVS and LPP plans (including supplemental programs) for executive officers and other employees was approximately $361,068 (1998: $176,561).

   All of the Company's Dutch-based employees, including its executive officers, are required to participate in the pension or retirement plans required by law in the Netherlands, which are similar to defined contribution plans.

   The Algemene Ouderdoms Wet ("AOW") is a state-administered plan under which the employees contribute an amount of 17.9% of salary to the AOW fund. The Collectieve Pensioenregeling is administered by an independent insurance company whereby amounts starting at 6% of the employee's compensation are contributed to the Collectieve Pensioenregeling. The employee contributes the first 6% and the company provides the balance such that, combined with the AOW, a pension of 70% of the employee's annual compensation can be provided commencing at the age of 65.

   The company has no pension or retirement liability other than its obligation to make employer and employee contributions to AOW and Collectieve Pensioenregeling were approximately NLG 65.000 (1998: NLG 90.000). The Company does not maintain any plans for other post-employment or post-retirement employee benefits.

14. Subsequent events

   On March 20, 2000, the Company sold 1,061,057 shares of its Common Stock for a total consideration of $7,155,184, as disclosed in Note 11.

 [The following paragraph is unaudited]

   In March 2000, the Company granted warrants to Oakes Fitzwilliams & Co and Ermgassen & Co. as a finders' fees in connection with the sale of common shares. The warrants allow the holders to purchase up to 36,067 shares of common stock at an exercise price of $6.80 over a five year period. All 36,067 of these

                        FIRSTQUOTE INC. AND SUBSIDIARIES

                        As of December 31, 1999 and 1998

warrants are outstanding as of the date of this prospectus. The warrants entitle the holders to subscribe for common shares in the Company at the same price at which the common shares were sold, for a period of 5 years from the date of issue. The exercise price of the warrants was tied to the issue price of the common shares sold under the private placement, since such was considered to reflect most accurately the fair market value of the stock at the time. As such, no compensation expense was recorded under APB 25.

 [The following paragraph is unaudited]

   In April 2000, the Company converted 1,923,716 shares of Series B Preferred Stock and 3,783,785 shares of Series C Preferred Stock to 5,707,501 shares of its Common Stock. The conversion of these shares was on a one for one basis by their own terms, as govered by the Company's certificate of designations. There were no beneficial conversion features.

15. Supplementary disclosure to cash flow statement

                                                             Year ended
                                                      -------------------------
                                                      December 31, December 31,
                                                          1999         1998
                                                      ------------ ------------
Cash paid during the year for:
  Interest...........................................  $  12,020     $ 5,417
Non-cash operating activities:
  Marketing services received as payment for revenue
   recognized........................................    150,479         --
Non-cash investing and financing activities:
  Conversion of amount due to stockholders to
   Preferred Stock...................................  1,000,000         --
  Capital leases relating to finance equipment.......      7,233     197,545
  Common stock issued in consideration for prepaid
   license fees......................................    250,000         --
  Common stock issued to repay a bridging loan.......        --      225,000
  Issuance of stock pursuant to purchase of Stockdata
   B.V...............................................  2,445,730         --

                                FIRSTQUOTE INC.

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                                                  September 30,
                                                                      2000
                                                                  -------------
                                                                   (Unaudited)
                             ASSETS
                             ------

CURRENT ASSETS
  Cash and cash equivalents...................................... $  2,944,303
  Trade accounts receivable net..................................    1,148,829
  Prepaid expenses...............................................      390,809
  Other current assets...........................................      421,874
                                                                  ------------
      Total current assets.......................................    4,905,815
                                                                  ------------
NON-CURRENT ASSETS
  Property and equipment, net....................................    2,184,201
  Goodwill, net..................................................    2,474,998
  Other assets...................................................        4,253
                                                                  ------------
      Total non-current assets...................................    4,663,452
                                                                  ------------
      Total Assets............................................... $  9,569,267
                                                                  ============

              LIABILITIES AND STOCKHOLDERS' EQUITY
              ------------------------------------

CURRENT LIABILITIES
  Trade accounts payable......................................... $  2,313,543
  Accrued expenses...............................................    1,553,657
  Current portion of capital lease obligations...................       71,235
  Deferred income................................................    1,140,410
                                                                  ------------
      Total current liabilities..................................    5,078,845
                                                                  ------------
LONG-TERM CAPITAL LEASE OBLIGATIONS
  Capital lease obligations, net of current portion..............       10,211
                                                                  ------------
STOCKHOLDERS' EQUITY
  Preferred Stock, $0.001 par value, 10,000,000 shares
   authorized;
    Class A: 0 and 6,500 shares issued and outstanding...........          --
    Outstanding..................................................          --
    Class B: 0 and 1,923,716 shares issued and outstanding.......
    Class C: 0 and 3,783,784 shares issued and outstanding.......          --
    Class D: 197,815 shares issued and outstanding...............          198
  Common Stock, $0.001 par value, 13,414,466 and 6,423,409 shares
   issued and outstanding........................................       13,415
  Additional paid in capital.....................................   24,255,654
  Cumulative translation adjustment..............................    1,688,815
  Accumulated deficit............................................  (21,477,871)
                                                                  ------------
      Total stockholders' equity.................................    4,480,211
                                                                  ------------
      Total Liabilities and Stockholders' Equity................. $  9,569,267
                                                                  ============

    The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

                                FIRSTQUOTE INC.

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (Unaudited)

                                                       For the Nine Months
                                                       ended September 30
                                                     ------------------------
                                                        2000         1999
                                                     -----------  -----------
REVENUE............................................. $ 4,262,503  $ 1,210,065

OPERATING EXPENSES
  Cost of Revenue...................................   3,381,548    1,599,416
  Selling & Market Development Expenses.............     597,122      308,501
  General & Administrative Expenses.................   7,091,165    3,356,281
                                                     -----------  -----------
                                                      11,069,835    5,264,198
                                                     -----------  -----------
OPERATING LOSS......................................  (6,807,332)  (4,054,133)

OTHER INCOME AND EXPENSES
  Interest Income...................................      94,534       86,222
  Foreign Exchange (Loss)/Gain, net.................  (1,081,179)    (674,904)
                                                     -----------  -----------
                                                        (986,645)    (588,682)
                                                     -----------  -----------
NET LOSS APPLICABLE TO COMMON SHAREHOLDERS..........  (7,793,977)  (4,642,815)
                                                     ===========  ===========
Basic and diluted net loss per common share......... $     (0.72) $     (0.77)
                                                     ===========  ===========
Basic and diluted weighted average number of common
 shares.............................................  10,828,875    6,004,634
                                                     ===========  ===========



    The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

                                FIRSTQUOTE INC.
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (Unaudited)

                                                        For the Nine Months
                                                        ended September 30,
                                                      ------------------------
                                                         2000         1999
                                                      -----------  -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Loss........................................... $(7,793,977) $(4,642,815)
  Adjustments to reconcile net loss to net cash used
   in operating activities:
    Exchange loss/(gain).............................   1,081,179      674,904
    Depreciation of property and equipment...........     715,703      444,425
    Amortization of goodwill.........................     832,111          --
    Provision for doubtful debtors...................     233,704       55,779
    Stock issued for license costs...................      93,750       93,750
  Change in operating assets and liabilities
    Trade accounts receivable........................    (766,365)    (315,452)
    Prepaid expenses and other receivables...........     (95,825)    (398,045)
    Trade accounts payable...........................     766,515      323,986
    Accrued expenses.................................     737,295      336,558
    Deferred income..................................     244,663      129,130
                                                      -----------  -----------
    Net cash used-in operating activities............  (3,951,247)  (3,297,780)
CASH FROM INVESTING ACTIVITIES:
  Purchase of equipment..............................  (1,370,057)    (415,350)
  Other non-current asset movements..................         --      (153,527)
                                                      -----------  -----------
    Net cash used in investing activities............  (1,370,057)    (568,877)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Issuance of common and preferred Stock.............   7,155,180    7,000,000
  Commission on issuance of common and preferred
   Stock.............................................    (245,259)     (70,000)
  Issuance of stock upon exercise of warrants........     488,250      656,775
  Issuance of stock upon exercise of options.........     155,000          --
  Reimbursement of advances from stockholders and
   related parties...................................         --    (1,000,000)
  Payment of capital lease obligations...............     (90,358)    (106,471)
                                                      -----------  -----------
    Net cash provided by financing activities........   7,462,813    6,480,304
Effect of exchange rate changes on cash and cash
 equivalents.........................................    (290,836)    (166,158)
NET INCREASE IN CASH AND CASH EQUIVALENTS............   1,850,673    2,447,489
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR.......   1,093,630      229,450
                                                      -----------  -----------
CASH AND CASH EQUIVALENTS AT END OF YEAR............. $ 2,944,303  $ 2,676,939
                                                      ===========  ===========

    The accompanying notes are in integral part of these unaudited condensed consolidated financial statements.

                                FIRSTQUOTE INC.

                  NOTES TO THE CONDENSED FINANCIAL STATEMENTS
                                  (Unaudited)

Note 1--Condensed Financial Statements

   The accompanying financial statements have been prepared by the Company without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at September 30, 2000, and for all periods presented have been made.

   Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. It is suggested that these unaudited condensed consolidated financial statements be read in conjunction with the financial statements and notes thereto included in the Company's December 31, 1999 audited financial statements. The results of operations for the nine months ended September 30, 2000 are not necessarily indicative of the operating results for the full year.

Note 2--Issuance of Common Stock

   In March 2000, the Company issued 1,061,057 shares of its Common Stock to a number of existing and additional venture capital and private investors for a total consideration of $7,155,180.

   In April 2000, the holders of 1,923,716 shares of Series B Preferred Stock and 3,783,785 shares of Series C Preferred Stock converted those shares into 5,707,501 shares of Common Stock.

   During the nine months ended September 30, 2000, the holders of 6,500 shares of Series A Preferred stock converted those shares to into 13,000 shares of Common Stock.

   During the nine months ended September 30, 2000, the Company issued 139,500 shares of its Common Stock upon the exercise of 139,500 warrants previously issued with the Series A Preferred stock and certain stock units. The warrants were exercisable at $3.50.

   During the nine months ended September 30, 2000, the Company issued 70,000 shares of its Common Stock upon the exercise of 70,000 options by employees of the Company. The options carried strike prices ranging from $2.00 to $3.50.

                          INDEPENDENT AUDITORS' REPORT

To the shareholders and management of Stockdata Amsterdam B.V.,

Introduction

   We have audited the financial statements of Stockdata Amsterdam B.V., Amsterdam, for the year 1998. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

   We conducted our audit in accordance with auditing standards generally accepted in The Netherlands, which are substantially consistent with US generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

   In our opinion, the financial statements give a true and fair view of the financial position of the company as at December 31, 1998, and of the result for the year then ended in accordance with accounting principles generally accepted in The Netherlands and comply with the financial reporting requirements included in Part 9, Book 2 of The Netherlands Civil Code.

Katwijk, The Netherlands,
February 14, 2000.

M. Souverijn                                               R. van Leeuwen
Accountant-Administrative consulent                        Register accountant

                            APPROPRIATION OF INCOME

   Conditions in conformity with article 22 of the articles of incorporation of the company.

Appropriation of Net Income 1997

   The net loss for the year 1997 amounting to NLG 490,898 is added to the retained earnings.

Appropriation of Net Income 1998

   The net income for the year 1998 is added to the retained earnings.

                            STOCKDATA AMSTERDAM B.V.

                  BALANCE SHEETS AT DECEMBER 31, 1998 and 1997

                      (After appropriation of net income)
                           (Currency--Dutch guilders)

                                     ASSETS

                                                        1998           1997
                                                   -------------- --------------
FIXED ASSETS:
  Intangible fixed assets:
    Database...................................... NLG    316,666 NLG    633,333

  Tangible fixed assets:
    Decoders......................................        272,000        221,000
    Network.......................................         15,865         24,505
    Oracle........................................         16,890            --
    Software......................................         50,000         75,000
                                                   -------------- --------------
      Total tangible fixed assets.................        354,755        320,505

  Financial fixed assets:
    Interest in group company.....................            --             --
                                                   -------------- --------------
      Total fixed assets..........................        671,421        953,838
                                                   -------------- --------------
CURRENT ASSETS:
  Inventory.......................................         22,700         33,000

  Accounts receivable:
    Trade.........................................        347,105        294,677
    Affiliated companies..........................        105,477            --
    Other receivables and prepaid expenses........      1,655,181        397,558
                                                   -------------- --------------
                                                        2,107,763        692,235

  Cash............................................      1,379,013      1,317,606
                                                   -------------- --------------
      Total current assets........................      3,509,476      1,671,111
                                                   -------------- --------------
      Total assets................................ NLG  4,180,897 NLG  2,996,679
                                                   ============== ==============

                            STOCKDATA AMSTERDAM B.V.

                      (After appropriation of net income)
                           (Currency--Dutch guilders)

                      SHAREHOLDER'S EQUITY AND LIABILITIES

                                                     1998            1997
                                                --------------  --------------
SHAREHOLDER'S EQUITY:
  Issued and paid-in capital................... NLG     40,000  NLG     40,000
  Reserved development.........................        316,666         633,333
  Retained earnings............................     (1,170,787)     (1,762,140)

                                                      (814,121)     (1,088,807)

  Capital to issue including premium...........        700,000         700,000
  Paid-in capital..............................        494,150             --
                                                --------------  --------------
      Total shareholder's equity...............        380,029        (388,807)

PROVISIONS:
  Interest in group company....................        350,809         311,501

LONG-TERM LIABILITIES:
  Long term debt...............................         10,417         102,084

SHORT-TERM LIABILITIES:
  Short term portion of long term debt.........         91,667          91,920
  Advance payments on sales....................      1,419,493         984,831
  Affiliated companies.........................            --          282,579
  Trade payables...............................        471,903         652,903
  Taxes and social security contributions......        656,586         414,068
  Other payables and accrued liabilities.......        799,993         545,600

      Total short term liabilities.............      3,439,642       2,971,901
                                                --------------  --------------
      Total shareholder's equity and
       liabilities............................. NLG  4,180,897  NLG  2,996,679
                                                ==============  ==============

                            STOCKDATA AMSTERDAM B.V.

                              STATEMENT OF INCOME

                 FOR THE YEARS ENDED DECEMBER 31, 1998 and 1997

                           (Currency--Dutch guilders)

                                                      1998           1997
                                                  -------------  -------------
REVENUES:
  Net sales...................................... NLG 4,779,258  NLG 3,273,718
  Other revenues.................................       455,752        478,497
                                                  -------------  -------------
    Total revenues...............................     5,235,010      3,752,215
                                                  -------------  -------------

OPERATING COST:
  Cost of outsourced services and other external
   cost..........................................     2,753,285      2,319,076
  Other cost of sales............................       521,864        327,573
  Wages and salaries.............................       478,787        293,757
  Social securities..............................        56,318         29,393
  Depreciation of fixed assets...................       374,407        343,107
  Other operating cost...........................       706,246        727,647
                                                  -------------  -------------
    Total operating cost.........................     4,890,907      4,040,553
                                                  -------------  -------------
    Operating income/(loss)......................       344,103       (288,338)

                                                  -------------  -------------
FINANCIAL INCOME AND EXPENSE:
  Result of investments..........................       (39,308)      (183,692)
  Interest of income/(expense)...................       (30,109)       (76,477)

    Total financial income and expense...........       (69,417)      (260,169)
                                                  -------------  -------------

  Income/(loss) on ordinary activities before
   taxation......................................       274,686       (548,507)
  Provision for tax on income on ordinary
   activities....................................           --             --
                                                  -------------  -------------
  Income/(loss) on ordinary activities after
   taxation......................................       274,686       (548,507)
                                                  -------------  -------------
  Extraordinary income...........................           --          57,609

    Net income/(loss)............................ NLG   274,686  NLG  (490,898)
                                                  =============  =============

                            STOCKDATA AMSTERDAM B.V.

                         NOTES TO FINANCIAL STATEMENTS

                      FOR THE YEAR ENDED DECEMBER 31, 1998

                           (Currency--Dutch guilders)

1. General

   The company is a wholly owned subsidiary of De Achterkant B.V. located in Leiden, the Netherlands. (Renamed in 1999: Media Investerings-en Management Maatschappij M.I.M.M. B.V.)

2. Accounting Principles

  (a)  General

       Assets and liabilities denominated in foreign currencies are translated into Dutch guilders at the rates of exchange prevailing at yearend. The exchange results are recorded in the statement of income.

  (b)  Intangible fixed assets

       The database is valued against acquisition cost including capitalized costs in connection with the development of the database. The database is depreciated on a straight-line basis over a period of 3 years.

  (c)  Tangible fixed assets

       Tangible fixed assets are stated at the acquisition cost, less straight-line depreciation. The depreciation is calculated on the basis of acquisition cost less residual value and the estimated useful life of the related asset.

  (d)  Financial fixed assets

       Investments in subsidiaries and associated companies are stated at net asset value. The net asset value is determined on the basis of the accounting principles applied by the company. Negative equity is provided for.

  (e)  Inventory

       Trade goods are stated at the lower of purchase price or net realizable value.

  (f)  Accounts receivable

       Accounts receivable are stated at face value, less an allowance for possible uncollectable accounts.

  (g)  Other assets and liabilities

       Other assets and liabilities are valued at face value.

  (h)  Recognition of income

       Net sales are determined on the basis of the value (excluding taxes) of services rendered, less discounts, rebates and similar charges granted to customers.

  (i)  Depreciation

       The depreciation of intangible fixed assets and tangible fixed assets is calculated as 33% respectively 20% of the acquisition cost.

                            STOCKDATA AMSTERDAM B.V.

                      FOR THE YEAR ENDED DECEMBER 31, 1998

                           (Currency--Dutch guilders)


  (j)  Taxes on ordinary and extraordinary result

       These are calculated on the taxable result on the basis of the tax rate prevailing at year end. (reference is made to note 16.).

3. Intangible Fixed Assets

   This regards the valuation of the database. The original capitalized amount of NLG 950,000 is derived from a valuation report dated July 12, 1993. The report is produced by a qualified IT specialist. Since 1997, the database is depreciated.

                                                        1998          1997
                                                    ------------  ------------
     Book value January 1.......................... NLG  633,333  NLG  950,000
     Depreciation..................................     (316,667)     (316,667)
                                                    ------------  ------------
     Book value December 31........................ NLG  316,666  NLG  633,333
                                                    ============  ============

4. Tangible Fixed assets

   The movement in tangible fixed assets is as follows:

                                             Book Value
                                              January 1  Additions  Depreciation
                                             ----------- ---------- ------------
     Decoders............................... NLG 221,000 NLG 75,100  NLG 24,100
     Network................................      24,505        --        8,640
     Oracle.................................         --      16,890         --
     Software...............................      75,000        --       25,000
                                             ----------- ----------  ----------
                                             NLG 320,505 NLG 91,990  NLG 57,740
                                             =========== ==========  ==========

                                                                     Book Value
                                                                     December 31
                                                                     -----------
     Decoders....................................................... NLG 272,000
     Network........................................................      15,865
     Oracle.........................................................      16,890
     Software.......................................................      50,000
                                                                     -----------
                                                                     NLG 354,755
                                                                     ===========

   The composition of tangible fixed assets as of December 31, 1998 is as follows:

                                            Historical  Accumulated  Book Value
                                               Cost     Depreciation December 31
                                            ----------- ------------ -----------
     Decoders.............................. NLG 461,850 NLG 189,850  NLG 272,000
     Network...............................      25,945      10,080       15,865
     Oracle................................      16,890         --        16,890
     Software..............................     125,000      75,000       50,000
                                            ----------- -----------  -----------
                                            NLG 629,685 NLG 274,930  NLG 354,755
                                            =========== ===========  ===========

                            STOCKDATA AMSTERDAM B.V.

                      FOR THE YEAR ENDED DECEMBER 31, 1998

                           (Currency--Dutch guilders)


   The software is bought on hire purchase. The liabilities are recorded as long term debt and short term debt. The legal ownership will be obtained at the final redemption.

5. Financial fixed assets

   In 1996 the company acquired a 100% interest in HPU Dataservices B.V., Amsterdam, the Netherlands. A provision is recorded for the negative shareholder's equity value of this participation.

6. Inventory

   This regards the decoders in stock

7. Accounts Receivable

     Trade

                                                          1998         1997
                                                       -----------  -----------
     Trade receivables................................ NLG 401,980  NLG 349,552
     Less: provision for doubtful debt................     (54,875)     (54,875)
                                                       -----------  -----------
                                                       NLG 347,105  NLG 294,677
                                                       ===========  ===========

     Affiliated companies

     This regards a receivable on HPU Dataservice B.V.

     Other receivables and prepaid expenses

                                                          1998         1997
                                                      ------------- -----------
     Prepaid rent.................................... NLG   665,765 NLG     --
     Prepaid expenses................................       202,744         --
     Credit note to receive..........................           --      216,000
     Current account M.I.M.M. B.V. ..................        63,933         --
     Current account IQ Media Leiden B.V. ...........       706,234     152,000
     Other...........................................        16,505      29,558
                                                      ------------- -----------
                                                      NLG 1,655,181 NLG 397,558
                                                      ============= ===========

   It is assumed that a provision for doubtful debt is not needed at the moment. The long term portion of the prepaid rent amounts to NLG 545,765.

8. Cash

                                                        1998          1997
                                                    ------------- -------------
     Petty cash/suspense account................... NLG       254 NLG     3,870
     ABN/AMRO......................................     1,375,043     1,296,445
     ABN/AMRO Belgium..............................         3,716        14,647
     ABN/AMRO Switzerland..........................           --          2,644
                                                    ------------- -------------
                                                    NLG 1,379,013 NLG 1,317,606
                                                    ============= =============

                            STOCKDATA AMSTERDAM B.V.

                      FOR THE YEAR ENDED DECEMBER 31, 1998

                           (Currency--Dutch guilders)


   The ABN/AMRO Bank granted a combined credit facility to the company and its affiliated companies. As a result, the usage of cash is restricted.

   The credit facility is secured by: A first pledge on furniture and fixture; Pledging of receivables (first pledge is at the factor-company)

9. Shareholder's Equity

     Issued and paid-in capital

     Common shares consist of 40,000 authorized common shares of which 40,000 shares are issued and paid-in at December 31, 1998. The shares have a par value of NLG 1 each.

     Legal reserve

     This regards capitalized costs in connection with the development of the database.

     The movement in legal reserve is as follows:

                                                          1998         1997
                                                       -----------  -----------
     Balance January 1................................ NLG 633,333  NLG 950,000
     Release..........................................    (316,667)    (316,667)
                                                       -----------  -----------
     Balance December 31.............................. NLG 316,666  NLG 633,333
                                                       ===========  ===========

     Retained earnings

     The movement in retained earnings is as follows:

                                                     1998            1997
                                                --------------  --------------
     Balance January 1......................... NLG (1,762,140) NLG (1,587,909)
     Profit/(loss) of the year.................        274,686        (490,898)
     Release development reserve...............        316,667         316,667
                                                --------------  --------------
     Balance December 31....................... NLG (1,170,787) NLG (1,762,140)
                                                ==============  ==============

     Prepayments on shareholder's equity

     Ultimo 1996, the company received a payment in kind of NLG 700,000 from NDK Data NV. The company has agreed to issue capital to NDK Data N.V. for this payment. The issued capital will represent an interest of 25% in the company. The payment in kind exceeding par value will be considered as premium.

     At December 20, 1998 it is decided to issue capital amounting to NLG 1,500,000 to C.V. Stockdata. The issue price has not been determined yet. Paid-in capital exceeding par value will be considered as additional paid-in capital. The amounts received from C.V. Stockdata at the end of 1998 are considered as prepayment on shareholder's equity.

                            STOCKDATA AMSTERDAM B.V.

                      FOR THE YEAR ENDED DECEMBER 31, 1998

                           (Currency--Dutch guilders)


10. Provision

   The negative equity of the participation is provided for.

                                                            1998        1997
                                                         ----------- -----------
     Balance January 1.................................. NLG 311,501 NLG 127,809
     Share in the result................................      39,308     183,692
                                                         ----------- -----------
     Balance December 31................................ NLG 350,809 NLG 311,501
                                                         =========== ===========

11. Long-term liabilities

                                          Subordinated
                                              Loan        Hire -
                                          Depreciation    purchase
                                              NDK        contract       Total
                                          ------------  -----------  -----------
     Balance January 1................... NLG 133,587   NLG  60,417  NLG 194,004
     Redemption..........................     (66,920)      (25,000)     (91,920)
                                          -----------   -----------  -----------
                                               66,667        35,417      102,084
     Current portion.....................     (66,667)      (25,000)     (91,667)
                                          -----------   -----------  -----------
     Long term debt...................... NLG     --    NLG  10,417  NLG  10,417
                                          ===========   ===========  ===========

   The subordinated loan originates from the takeover of activities from NDK Data N.V.

   To finance the software, the company purchased by a hire-purchase contract. The financer is the legal owner of the package. The legal ownership transfers to the company at the final redemption.

12. Short-term liabilities

   Liabilities with a remaining period up to 1 year, including the short-term portion of long-term liabilities, are presented under short-term liabilities.

     Short-term portion of long term debt

     Represents the current portion of the loan NDK Data N.V. and the financial lease agreement.

     Advanced payments on sales

     Represents advanced payments on services from customers.

     Affiliated companies

     Represents a payable to HPU Dataservices B.V.

                            STOCKDATA AMSTERDAM B.V.

                      FOR THE YEAR ENDED DECEMBER 31, 1998

                           (Currency--Dutch guilders)


     Taxes and social security contributions

                                                          1998         1997
                                                       -----------  -----------
     VAT.............................................. NLG 357,000  NLG 130,515
     VAT advanced payments............................     153,160       74,485
     Wage taxes.......................................     160,000      120,000
     Industrial insurance board.......................     (13,574)      89,068
                                                       -----------  -----------
                                                       NLG 656,586  NLG 414,068
                                                       ===========  ===========

     Other payables and accrued liabilities

                                                           1998        1997
                                                        ----------- -----------
     Current account Keizersgracht 213................. NLG 171,131 NLG 246,519
     Houdstermij B.V.
     Current account NDK Data N.V. ....................      11,942      14,592
     Current account HPU Magazines B.V. ...............      10,248      14,937
     Current account HPU B.V. .........................      57,392         --
     Provision for vacation money......................      28,949       7,688
     Provision for vacation days.......................      30,466         --
     Auditors fees.....................................      10,000      11,400
     Deferred income...................................         --       40,036
     Decoders to be delivered..........................      92,750      92,750
     Other.............................................     387,115     117,678
                                                        ----------- -----------
                                                        NLG 799,993 NLG 545,600
                                                        =========== ===========

13. Commitments

14. Revenues

     Net sales

     The composition of net sales by geographical segment is as follows:

                                               1998                 1997
                                       -------------------- --------------------
     Netherlands*..................... NLG 4,318,405  90.4% NLG 2,888,426  88.2%
     Belgium..........................       460,853   9.6%       385,292  11.8%

                                       NLG 4,779,258 100.0% NLG 3,273,718 100.0%
                                       ============= ====== ============= ======

--------
*  Revenues from the sales of decoders is included

                            STOCKDATA AMSTERDAM B.V.

                      FOR THE YEAR ENDED DECEMBER 31, 1998

                           (Currency--Dutch guilders)


     Other revenues

                                                           1998        1997
                                                        ----------- -----------
     Book and magazine productions..................... NLG 455,752 NLG 478,497
                                                        ----------- -----------

15. Cost of revenues

     Cost of outsourced services and other external cost

                                                        1998          1997
                                                    ------------- -------------
     Cost of book and magazine productions ........ NLG   542,405 NLG   735,377
     Cost of automation............................       742,527       624,000
     Purchase cost data............................     1,134,101       578,792
     Cost of data transfer.........................       334,252       310,383
     Compensation third parties....................           --         70,524
                                                    ------------- -------------
                                                    NLG 2,753,285 NLG 2,319,076
                                                    ============= =============

     Other cost of sales

     Cost price decoders

     Wages and salaries

     The number of personnel as of December 31, 1998 was 8 (1997-4)

                                                            1998        1997
                                                         ----------  ----------
     Social security contributions...................... NLG 43,038  NLG 14,507
     Pension cost.......................................       (984)      7,781
     Health insurance...................................     14,264       7,105
                                                         ----------  ----------
                                                         NLG 56,318  NLG 29,393
                                                         ==========  ==========

     Depreciation of fixed assets

                                                            1998        1997
                                                         ----------- -----------
     Intangible fixed assets
       Database......................................... NLG 316,667 NLG 316,667
     Tangible fixed assets
       Hardware and software............................      57,740      26,440
                                                         ----------- -----------
                                                         NLG 374,407 NLG 343,107
                                                         =========== ===========

                            STOCKDATA AMSTERDAM B.V.

                      FOR THE YEAR ENDED DECEMBER 31, 1998

                           (Currency--Dutch guilders)


     Other cost of revenues

                                                           1998        1997
                                                        ----------- -----------
     Management........................................ NLG 151,802 NLG  90,000
     Financial administration..........................      30,000      30,000
     Marketing.........................................      57,824      53,272
     Auditors' and consultancy cost....................      31,483      13,674
     Personnel and Organization........................       9,000      18,000
     Lease expenses....................................      48,828      72,693
     Rent and service cost.............................      96,107      99,000
     Telephone, tax and copy machine...................       8,390       9,725
     Housekeeping cost.................................       3,000       6,000
     Personnel cost....................................     164,849     126,643
     Tax charges.......................................      33,538      79,476
     Change in provision for doubtful debt.............         --       48,569
     Other cost........................................      71,425      80,595
                                                        ----------- -----------
                                                        NLG 706,246 NLG 727,647
                                                        =========== ===========

16. Financial income and expense

     Income from participation

                                                         1998         1997
                                                      ----------  ------------
     Result from investment in group company......... NLG (3,692) NLG (183,692)

                                                        1998         1997
                                                     -----------  -----------
     Interest income
      Current account Keizersgracht 213............. NLG  20,000  NLG     --
      Current account IQ Media B.V. ................      20,000          --
      Current account HPU dataservices B.V. ........       7,213       25,540
     Interest expense
      Loan NDK Data N.V. ...........................      (7,583)     (13,125)
      Loan HPU B.V. ................................         --       (33,369)
      Current account Keizersgracht 213 Houdstermij
       B.V. ........................................         --        (9,370)
      Bank and collection cost......................     (59,431)     (41,794)
      Other interest expenses.......................     (10,308)      (4,359)
                                                     -----------  -----------
                                                     NLG (30,109) NLG (76,477)
                                                     ===========  ===========

     Provision for/credit from tax on income

     No deferred tax asset has been created at December 31, 1997 nor has a provision for taxation been created at December 31, 1998 due to the existence of permanent and timing differences under Dutch laws which have reduced the amount of the deferred tax asset and taxation liability to an immaterial level.

     Extraordinary income

                                                    1998      1997
                                                   ------- -----------
     Release of debt from foreign tax authorities  NLG --  NLG (57,609)

                            STOCKDATA AMSTERDAM B.V.

                      FOR THE YEAR ENDED DECEMBER 31, 1998

                           (Currency--Dutch guilders)


17. US GAAP discussion

   Summary of significant differences between accounting principles followed by the Company and US Generally Accepted Accounting Principles

   None

   Reconciliation between net income and shareholders' equity determined under Dutch GAAP and US GAAP

                                               For the year ended December 31,
                                                            1998
                                             -----------------------------------
                                             Dutch GAAP  Differences   US GAAP
                                             ----------- ----------- -----------
   Net Income............................... NLG 274,686   NLG --    NLG 274,686
   Shareholders' Equity..................... NLG 380,029   NLG --    NLG 380,029

18. Exchange Rates

   The average NLG:USD exchange rate for the year ended December 31, was 1.9863:1 for 1998 and 1.9325:1 for 1997.

                            STOCKDATA AMSTERDAM B.V.

                         UNAUDITED STATEMENTS OF INCOME

             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 and 1998

                           (Currency--Dutch guilders)

                                                      1999           1998
                                                  -------------  -------------
REVENUES:
  Net sales...................................... NLG 3,905,385  NLG 3,458,207
  Other revenues.................................           --         324,972
                                                  -------------  -------------
    Total revenues...............................     3,905,385      3,783,178
                                                  -------------  -------------
OPERATING COST:
  Cost of outsourced services and other external
   cost..........................................     1,503,897      2,057,995
  Other cost of sales............................       216,325        253,453
  Wages and salaries.............................       387,684        321,050
  Social securities..............................       107,851         55,039
  Depreciation of fixed assets...................       339,865        259,767
  Other operating cost...........................       812,329        517,603
                                                  -------------  -------------
    Total operating cost.........................     3,367,951      3,464,907
                                                  -------------  -------------
    Operating income/(loss)......................       537,434        318,271
                                                  -------------  -------------
FINANCIAL INCOME AND EXPENSE:
  Result of investments..........................      (149,245)       (29,481)
  Interest of income/(expense)...................         6,028        (19,651)
    Total financial income and expense...........      (143,217)       (49,132)
                                                  -------------  -------------
  Income on ordinary activities before taxation..       394,217        269,139
  Provision for tax on income on ordinary
   activities....................................        42,000            --
                                                  -------------  -------------
  Income on ordinary activities after taxation...       352,217        269,139
                                                  -------------  -------------
    Net income/(loss)............................ NLG   352,217  NLG   269,139
                                                  =============  =============

                            STOCKDATA AMSTERDAM B.V.
                  NOTES TO THE CONDENSED FINANCIAL STATEMENTS
                                  (Unaudited)

NOTE 1--CONDENSED FINANCIAL STATEMENTS

   The accompanying financial statements have been prepared by the Company without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position and results of operations as of September 30, 1999 and 1998. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. It is suggested that these unaudited condensed consolidated financial statements be read in conjunction with the financial statements and notes thereto included in the Company's December 31, 1998 audited financial statements. The results of operations for the nine months ended September 30, 1999 are not necessarily indicative of the operating results for the full year.

NOTE 2--EXCHANGE RATES

   The average NLG:USD exchange rate for the nine months ended September 30, was 2.0499:1 for 1999 and 2.0197:1 for 1998.

                  FIRSTQUOTE INC. AND STOCKDATA AMSTERDAM B.V.

                PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

                  for the Nine Months Ended September 30, 1999
                    and for the Year Ended December 31, 1998

                                  (Unaudited)

To reflect FirstQuote's acquisition of StockData

   In December 1999, FirstQuote acquired all of the outstanding capital shares of Stockdata Amsterdam BV, a limited liability company organized under the laws of The Netherlands and located in Amsterdam, The Netherlands. Stockdata is engaged in the distribution of real-time market data products to the Benelux region, primarily through the use of datacast technologies via cable networks. Subsequent to the acquisition, the name of the acquired company was changed to FirstQuote Stockdata BV.

   The acquisition was conducted pursuant to a Securities Purchase Agreement dated December 24, 1999 between FirstQuote and the stockholders of Stockdata. Pursuant to the agreement, the Stockdata stockholders transferred to FirstQuote all of the outstanding capital shares of Stockdata in consideration of FirstQuote's payment of up to $3,750,000.

   The net assets acquired were valued at their recorded fair value at the date of acquisition, based on management estimate. The purchase price was allocated as follows:

   Receivables due from stockholders............................... $ 1,059,239
   Other current assets............................................     435,245
   Property and equipment..........................................     509,294
   Current liabilities.............................................  (1,582,224)
   Goodwill........................................................   3,328,446
                                                                    -----------
                                                                    $ 3,750,000

   The receivables due from stockholders were assigned to the Stockdata shareholders as part of the purchase consideration simultaneously upon closing. As a result no allowance was provided against their recoverability.

   The consideration was payable as follows: $245,031 in cash; $1,059,239 in the assignment of Stockdata receivables; and the FirstQuote's issuance of 197,815 shares of Series D preferred stock and 148,450 shares of common stock, all such shares being valued at approximately $6.50 per share. The terms of the agreement required a 30-day weighted average closing price to be used in the valuation of the FirstQuote stock, subject to a lower collar of $6.50. An additional 30,000 common shares of FirstQuote are issuable to the sellers'
18 months from the closing date, subject to FirstQuote's right to offset against the shares any damages or costs it incurs as a result of sellers' breach of any of its representations, warranties or agreements under the Securities Purchase Agreement. The value of this contingent consideration has been included in the cost of acquisition and recorded at the date of acquisition.

   The following tables present summary historical information for FirstQuote and Stockdata derived from their financial statements. The acquisition of Stockdata has been accounted for using the purchase method of accounting and, accordingly, the assets acquired and the liabilities assumed have been recorded at their fair values as of the date of the acquisition, which do not differ significantly from historical costs. The excess of the purchase price over the fair value of the assets and liabilities assumed amounted to $3,328,446 and has been recorded as goodwill to be amortised over three years.

   The unaudited pro forma consolidated Statements of Operations for the year ended December 31, 1998 and for the nine months ended September 30, 1999 present the results for FirstQuote and Stockdata as if the acquisition had occurred on January 1, 1998.

   The unaudited pro forma consolidated Statements of Operations have been prepared in conformity with accounting principles generally accepted in the United States. In particular foreign currency transactions have been accounted for in accordance with Statement of Financial Accounting Standard (SFAS) No. 52, "Foreign Currency Translation" which provides for the translation of assets and liabilities at the end of period current rate and of operations and cash flows at the rates existing at the date of the transaction, or appropriate average. Foreign currency transactions are translated into the functional currency at the rate existing at the date of the transaction and outstanding balances are revalued at the year-end rate with the resulting exchange gain or loss being included in the statement of operations. The average NLG:USD exchange rate for the nine months ended September 30, 1999 was 2.0499:1 and for the year ended December 31, 1998 the exchange rate was 1.9863:1. The closing NLG:USD exchange rate at September 30, 1999 was 2.0712:1 and at December 31, 1998 the closing exchange rate was 1.8920:1.

                                FIRSTQUOTE INC.

             PRO FORMA CONSOLIDATION FOR THE YEAR DECEMBER 31, 1998

                                      Historical              Pro forma
                                 --------------------- -------------------------
                                 FirstQuote  Stockdata
                                    Inc.        BV     Adjustments  Consolidated
                                 ----------  --------- -----------  ------------
                                    USD         USD        USD          USD
                                 ----------  --------- -----------  ------------
INCOME STATEMENT

SALES...........................    534,715  2,635,559          0     3,170,274

EXPENSES
  Cost of Revenue...............  1,209,387  1,648,870          0     2,858,257
  Selling & Market Development..    221,210     29,111          0       250,321
  General & Administrative......  2,861,662    826,172  1,314,245*    5,002,079

                                  4,292,259  2,504,153  1,314,245     8,110,657

OPERATING RESULT................ (3,757,543)   131,406 (1,314,245)   (4,940,383)

OTHER INCOME AND EXPENSES
  Interest......................     (3,441)     6,885         (0)        3,443
  Foreign Exchange..............    339,756          0          0       339,756

NET RESULT...................... (3,421,229)   138,290 (1,314,245)   (4,597,184)
  Basic and diluted weighted
   average number of common
   shares.......................  5,781,309    178,450                5,959,759
                                 ----------  --------- ----------    ----------
  Basic and diluted net loss per
   common share.................      (0.59)      0.77                    (0.77)
                                 ----------  --------- ----------    ----------

--------
* The referenced adjustment reflects a pro forma amortization of goodwill based on net assets at the pro forma date of acquisition.

   Pro forma earnings per share details have been calculated on the basis that the common shares used in the purchase consideration were issued on the first day of the period under review.

                                FIRSTQUOTE INC.

      PRO FORMA CONSOLIDATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999

                                     Historical              Pro forma
                                --------------------- ------------------------
                                FirstQuote  Stockdata
                                   Inc.        BV     Adjustments Consolidated
                                ----------  --------- ----------- ------------
                                   USD         USD        USD         USD
                                ----------  --------- ----------- ------------
INCOME STATEMENT

SALES..........................  1,210,065  1,905,425         0     3,115,489

EXPENSES
  Cost of Revenue..............  1,599,416    839,174         0     2,438,590
  Selling & Market
   Development.................    308,501     96,357         0       404,858
  General & Administrative.....  3,356,281    801,014   985,684*    5,142,979
                                ----------  ---------  --------    ----------
                                 5,264,198  1,736,545   985,684     7,986,428
OPERATING RESULT............... (4,054,134)   168,879  (985,684)   (4,870,938)

OTHER INCOME AND EXPENSES
  Interest.....................     86,222      2,941         0        89,163
  Foreign Exchange.............   (674,904)         0         0      (674,904)
                                ----------  ---------  --------    ----------
NET RESULT..................... (4,642,815)   171,820  (985,684)   (5,456,679)

Basic and diluted weighted
 average number of common
 shares........................  6,004,634    178,450               6,183,084
                                ----------  ---------  --------    ----------
Basic and diluted net loss per
 common share..................      (0.77)      0.96                   (0.88)
                                ----------  ---------  --------    ----------

--------
* The referenced adjustment reflects a pro forma amortization of goodwill based on net assets at the pro forma date of acquisition.

   Pro forma earnings per share details have been calculated on the basis that the common shares used in the purchase consideration were issued on the first day of the period under review.